   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 26, 1997


                                                      REGISTRATION NO. 333-40507

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                            MITCHAM INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

             TEXAS                           5008                         76-0210849
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                             BILLY F. MITCHAM, JR.
                              POST OFFICE BOX 1175
                             44000 HIGHWAY 75 SOUTH
                            HUNTSVILLE, TEXAS 77342
                                 (409) 291-2277
       (Name, address, including zip code and telephone number, including area code, of Registrant's principal executive offices and agent for service)
                             ---------------------
                                   Copies to:


              SABRINA A. MCTOPY                                ALAN P. BADEN
    NORTON, JACOBS, KUHN & MCTOPY, L.L.P.                  VINSON & ELKINS L.L.P.
            1111 BAGBY, SUITE 2450                         2300 FIRST CITY TOWER
          HOUSTON, TEXAS 77002-2546                          1001 FANNIN STREET
                (713) 659-1131                           HOUSTON, TEXAS 77002-6760
                                                               (713) 758-2222


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE


====================================================================================================================
                                                      PROPOSED MAXIMUM       PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF         AMOUNT TO BE         OFFERING PRICE       AGGREGATE OFFERING        AMOUNT OF
 SECURITIES TO BE REGISTERED      REGISTERED(1)         PER SHARE(2)             PRICE(2)         REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value
  ("Common Stock")...........       2,127,500             $30.375              $64,622,812             $19,583
==================================================================================================================


(1) Includes 277,500 shares subject to an option granted to the Underwriters to cover over-allotments, if any.
(2) Estimated solely for purposes of calculating the registration fee.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 26, 1997


PROSPECTUS

                                1,850,000 SHARES

                                      LOGO

                                  COMMON STOCK
                             ---------------------

     Of the shares of common stock, $.01 par value (the "Common Stock"), offered hereby, 1,800,000 shares are being sold by Mitcham Industries, Inc. (the "Company") and 50,000 shares are being sold by certain selling shareholders (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. The Common Stock is traded on the Nasdaq National Market under the symbol "MIND." On November 24, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $27.375 per share. See "Price Range of Common Stock."

                             ---------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                      TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   PRICE TO          UNDERWRITING         PROCEEDS TO            PROCEEDS TO
                                    PUBLIC            DISCOUNT(1)          COMPANY(2)       SELLING SHAREHOLDERS
                                   --------          ------------         -----------       --------------------
Per Share...................           $                   $                   $                      $
Total(3)....................           $                   $                   $                      $

---------------


(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be
    $          .
(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 277,500 shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Shareholders will be
    $          , $          , $          and $          , respectively. See
    "Underwriting."
                             ---------------------

     The shares of Common Stock are being offered by the several Underwriters subject to prior sale, when, as and if issued to and accepted by the Underwriters. The Underwriters reserve the right to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made
against payment therefor in New York, New York on or about             , 1997.

                             ---------------------
JEFFERIES & COMPANY, INC.
                        RAUSCHER PIERCE REFSNES, INC.
                                                   GAINES, BERLAND INC.
            , 1997

 [PICTURES OF AN I/O SYSTEM TWO, A SERCEL SYSTEM, EARTH VIBRATORS AND A PELTON
                           VIBRATOR CONTROL SYSTEM.]



     THE COMPANY LEASES, ON A SHORT-TERM BASIS, A FULL COMPLEMENT OF EQUIPMENT USED FOR SEISMIC DATA ACQUISITION, INCLUDING INPUT/OUTPUT AND SERCEL DATA ACQUISITION EQUIPMENT, EARTH VIBRATORS AND PELTON VIBRATOR CONTROL ELECTRONICS.



CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT AND OTHER STABILIZING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and Consolidated Financial Statements (including the Notes thereto) appearing elsewhere in this Prospectus and incorporated herein by reference. The term "Company" refers to Mitcham Industries, Inc. and its wholly-owned subsidiary, Mitcham Canada Ltd., an Alberta corporation. Unless otherwise indicated, all financial and share information set forth in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY
GENERAL


     Mitcham Industries, Inc. leases and sells geophysical and other equipment used primarily by seismic service companies in performing seismic data acquisition surveys on land and in transition zones (marsh and shallow water areas). The Company conducts its operations on a worldwide basis and is the leading independent seismic equipment lessor in North and South America. Demand for seismic services has increased significantly in the past several years due to advances in technology and the impact such advances have had on increasing drilling success rates, thereby reducing the overall costs of finding oil and gas. As a result, the Company and many seismic contractors have significantly expanded their seismic equipment fleets. From January 31, 1994 through October 31, 1997, the Company's equipment lease pool, at cost, increased from approximately $957,000 to $44.3 million, and the number of advanced seismic data acquisition recording channels in the equipment lease pool increased from 510 channels to 15,316 channels. The Company's sales of new and used seismic equipment have also increased significantly.



     The Company owns a variety of technologically advanced equipment acquired from the leading seismic manufacturers. The Company's lease pool includes many types of equipment used in seismic data acquisition, including all components of land and transition zone seismic data acquisition systems, geophones and cables, earth vibrators, peripheral equipment and survey and other equipment. A substantial portion of the Company's lease equipment is provided by two manufacturers, Input/Output, Inc. ("I/O") and the Sercel subsidiaries of Compagnie Generale de Geophysique ("Sercel"). The Company believes that most of the advanced seismic data acquisition systems in use worldwide are either I/O or Sercel systems. In the last two years, the Company has significantly diversified its equipment lease pool. At October 31, 1997, approximately 53% of the Company's equipment lease pool, on a cost basis, consisted of advanced digital recording channels, with the remainder consisting of peripheral and other equipment.


     The Company leases its equipment on a short-term basis, generally for three to nine months, to seismic contractors who need additional capacity to complete a seismic survey. In doing so, the Company enables its customers to achieve operating and capital investment efficiencies. Demand for short-term seismic equipment leases is affected by many factors including: (i) the highly variable size and technological demands of individual seismic surveys, (ii) seasonal weather patterns and sporadic demand for seismic services in certain regions,
(iii) rapidly changing technology and (iv) costs of seismic equipment. The Company believes these factors allow seismic contractors to use short-term seismic equipment leasing as a cost-effective alternative to purchasing additional equipment. The Company's equipment lease rates vary according to an item's expected useful life, utilization and initial cost. For example, monthly lease rates for seismic recording channel boxes range between 6% and 8% of the original cost of the equipment.

     A typical seismic crew uses a wide variety of equipment to perform seismic data acquisition surveys. The Company's customers may lease a small amount of equipment to expand an existing crew's capabilities or a complete seismic data acquisition system to equip an entire crew. The Company believes that it achieves high utilization of its equipment and operational efficiencies due to the large number of equipment items it has available for lease, which provides the flexibility to meet customers' needs. The Company's lease pool utilization for the nine months ended October 31, 1997 was approximately 71%. Due to the varying operating conditions created by seasonal weather patterns, the Company estimates its maximum lease pool utilization is approximately 75-80%.

     Certain of the Company's leases contain a purchase option, allowing the customer to apply a portion of the lease payments to the eventual purchase of the equipment. Additionally, the Company sells a broad range of used seismic equipment on a worldwide basis and, in certain markets, acts as a sales representative or distributor for new seismic equipment.


     The Company has supply and exclusive lease referral agreements with several leading seismic equipment manufacturers including I/O, Sercel and Pelton Company, Inc. ("Pelton"). The Company believes that these agreements provide it with a significant competitive advantage. Under these agreements, the Company is the exclusive worldwide short-term leasing representative for certain products, except in the case of the I/O Agreement, which limits the Company's exclusivity to the Western Hemisphere. Additional agreements exist with certain of these manufacturers allowing the Company to act as sales representative or distributor for such manufacturer's products in selected markets. These agreements have varying terms and expire in 1997 through 2000, subject to modification or extension.


THE INDUSTRY

     Seismic surveys are a principal source of information used by oil and gas companies to identify geological conditions that are favorable for the accumulation of oil and gas and to evaluate the potential for successful drilling, development and production of oil and gas. Seismic technology has been used by the oil and gas industry since the 1920's and has advanced significantly with improvements in computing and electronic technologies. In recent years, the oil and gas industry has significantly expanded its use of 3-D seismic, which provides a more comprehensive subsurface image and is believed to have contributed to improved drilling success rates, particularly in mature oil and gas basins such as those in North America. Additionally, 2-D seismic data continues to be used in many areas where 3-D data acquisition is cost prohibitive or logistical access is limited.

     Recent industry advances include the use of high resolution 2-D, three-component geophones ("3C-3D"), which enhance the 3-D image, and time lapse ("4-D") seismic, where surveys are periodically reacquired to allow the monitoring of a producing oil and gas field for optimal production and reserve recovery. These and other technical advances have contributed to increased drilling success rates and reduced oil and gas finding costs and consequently, have increased demand for seismic data acquisition equipment and services.

     With the expanded use of seismic technology, particularly 3-D seismic, the size of data acquisition surveys has increased substantially in the past several years. Demand for higher resolution data, larger surveys and more rapid completion of such surveys is requiring seismic acquisition companies to use data acquisition systems with a greater number of seismic recording channels. Additionally, in many areas, such as North America, the size of seismic surveys varies significantly, requiring frequent changes in the configuration of equipment and crews used for seismic surveys. As a result of these advances, seismic survey channel count has increased from smaller 2-D surveys, which typically averaged 120 channels, to larger 3-D surveys which today average approximately 1,500 channels and often use 3,000 or more channels. The Company believes that many seismic service companies will continue to meet changes in equipment needs by leasing incremental equipment to expand crew size as necessary to meet specific survey requirements, and thereby reduce the substantial capital expenditures necessary to purchase such equipment.

BUSINESS STRATEGY

     The Company's business strategy is to meet the expanding needs of users of seismic equipment through its leasing and support services. To accomplish this, the Company has identified the following major objectives:

     - Enlarge and diversify the seismic equipment lease pool. Due to the increasing demand for seismic services and the expanding size and variability of seismic surveys, the Company intends to continue to increase the size and diversity of its equipment lease pool. The Company believes that the availability of a larger and more diverse seismic equipment lease pool will encourage seismic survey companies to lease, rather than purchase, such equipment, due to the capital and operating efficiencies provided by short-term leases. The Company is also evaluating the feasibility of broadening its equipment lease pool to include certain marine seismic equipment.

     - Expand international operations. Historically, the Company's activities outside North America have consisted of equipment sales, with a limited amount of leasing activities. In fiscal 1998, the Company's leasing activities in South America and other international locations have increased significantly. The Company believes that it will be able to expand its international leasing activities as its equipment lease pool expands and as its customers' operations continue to grow in international markets. The Company receives referrals from Sercel and other manufacturers on a worldwide basis. The Company believes that its alliances with manufacturers will help it to further penetrate international markets, where such manufacturers are well-recognized and have well-developed business relationships.

     - Develop and enhance alliances with major seismic equipment manufacturers. The Company's alliances with leading seismic equipment manufacturers such as I/O and Sercel allow it to expand its equipment lease pool on favorable terms and increase customer referrals. The Company believes such alliances improve its relations with customers and provide a significant competitive advantage. The Company has exclusive short-term lease agreements with four manufacturers and is seeking to expand the scope of existing alliances, as well as develop additional arrangements.

     - Pursue additional business development opportunities. The Company regularly evaluates opportunities to expand its business activities within the oil service industry, particularly in the seismic sector. For example, the Company is evaluating a joint venture with a seismic acquisition company and a seismic data processing company to pursue multi-client seismic activities in selected areas of North America. Multi-client seismic data would be acquired and owned by the joint venture and marketed to numerous oil and gas companies for use in their exploration and production operations.

RECENT DEVELOPMENTS


     In October 1997, the Company entered into a non-binding letter of intent to acquire all of the issued and outstanding capital stock of North American Western Data Services, Inc. ("Western Data"), which leases and sells geophysical surveying equipment to companies engaged in the seismic services industry. The total consideration to be paid by the Company is approximately $3 million, subject to adjustment in certain instances, payable approximately 92% in shares of Common Stock and 8% in cash. No assurance can be given as to whether the acquisition of Western Data will be completed. Consummation of the transaction is subject to satisfactory completion by the Company of its due diligence review, execution of a definitive agreement and other customary conditions.

                                ---------------

     The Company's principal offices are located at 44000 Highway 75 South, (Post Office Box 1175), Huntsville, Texas, 77342, and its telephone number is
(409) 291-2277.

                                  THE OFFERING

Common Stock Offered by the Company.......    1,800,000 Shares

Common Stock Offered by the Selling
Shareholders..............................       50,000 Shares

Common Stock Outstanding before the
Offering(1)...............................    7,510,759 Shares

Common Stock Outstanding after the
Offering(1)...............................    9,310,759 Shares

Use of Proceeds...........................    To purchase additional equipment
                                              for the Company's lease pool and
                                              for general corporate purposes,
                                              including working capital. See
                                              "Use of Proceeds."

Nasdaq National Market Symbol.............    MIND
---------------


(1) Based on the number of shares of Common Stock outstanding as of October 31, 1997. Does not include (i) 271,880 shares of Common Stock issuable upon the exercise of options granted and an additional 39,000 shares that may be granted in the future under stock option plans and (ii) 394,113 shares of Common Stock issuable upon the exercise of certain warrants. See "Description of Capital Stock and Other Securities."

          SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA


     The following table sets forth certain historical consolidated financial and operating data of the Company for each of the three fiscal years ended January 31, 1997, which was derived from the Company's consolidated audited financial statements. Also set forth below is selected financial data for the nine months ended and as of October 31, 1996 and 1997, which was derived from the unaudited consolidated financial statements of the Company. In the opinion of management of the Company, the unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial data for such period. The results of operations for the nine months ended October 31, 1996 and 1997 are not necessarily indicative of results for a full fiscal year. The data should be read in conjunction with the Consolidated Financial Statements (including the Notes thereto) and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.



                                                                                         NINE MONTHS ENDED
                                                     FISCAL YEAR ENDED JANUARY 31,          OCTOBER 31,
                                                   ----------------------------------   -------------------
                                                     1995        1996         1997        1996       1997
                                                   ---------   ---------   ----------   --------   --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND CHANNELS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Leases of seismic equipment....................     $2,424      $5,157      $ 8,345    $ 5,356    $10,901
  Sales of seismic equipment.....................      2,860       2,135        6,345      2,007     15,391
                                                      ------      ------      -------    -------    -------
          Total revenues.........................      5,284       7,292       14,690      7,363     26,292
Costs and expenses:
  Seismic equipment subleases....................        245         251          203        111        238
  Sales of seismic equipment.....................      2,027       1,085        4,197      1,261     12,666
  General and administrative.....................        924       1,344        1,808      1,199      2,189
  Provision for doubtful accounts................         35         627        1,346        418        709
  Depreciation...................................        363       1,331        3,112      1,951      3,919
                                                      ------      ------      -------    -------    -------
          Total costs and expenses...............      3,594       4,638       10,666      4,940     19,721
                                                      ------      ------      -------    -------    -------
Operating income.................................      1,690       2,654        4,024      2,423      6,571
Interest income (expense), net...................       (209)        (21)        (240)      (170)       232
Other income.....................................         60          38          367   219.....        586
                                                      ------      ------      -------    -------    -------
Income before income taxes.......................      1,541       2,671        4,151      2,472      7,389
Provision for income taxes.......................        541         958        1,449        854      2,503
                                                      ------      ------      -------    -------    -------
Net income.......................................     $1,000      $1,713      $ 2,702    $ 1,618    $ 4,886
                                                      ======      ======      =======    =======    =======
Earnings per share, fully diluted................     $ 0.66      $ 0.50      $  0.59    $  0.36    $  0.66
                                                      ======      ======      =======    =======    =======
Weighted average shares outstanding (fully
  diluted).......................................      1,514       3,403        4,581      4,489      7,406
OTHER DATA:
EBITDA (1).......................................     $2,113      $4,023      $ 7,503    $ 4,593    $11,076
Capital expenditures.............................     $4,496      $5,991      $15,710    $ 8,890    $31,548
Seismic equipment lease pool, at cost (at period
  end)...........................................     $5,395      $9,580      $21,745    $18,589    $44,250
Number of recording channels (at period end).....      2,454       3,702        7,954      6,764     15,316



                                                                  OCTOBER 31, 1997
                                                              -------------------------
                                                              ACTUAL    AS ADJUSTED(2)
                                                              -------   ---------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 3,819      $ 22,838
Total assets................................................   58,108       104,126
Total debt, including current portion.......................       --            --
Total shareholders' equity..................................   38,954        84,972


---------------

(1) EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is frequently used by securities analysts and is presented here to provide additional information about the Company's operations. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(2) As adjusted to reflect receipt by the Company of estimated net proceeds from the issuance of 1,800,000 shares of Common Stock and the application of such proceeds. See "Use of Proceeds" and "Capitalization."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual future results could differ significantly from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus. Statements contained in this Prospectus that are not historical facts are forward-looking statements that are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995.

                                  RISK FACTORS

     In evaluating an investment in the Common Stock being offered hereby, prospective investors should consider carefully, among other things, the following risk factors.

POSSIBLE ADVERSE EFFECT OF VOLATILITY OF OIL AND GAS INDUSTRY AND DEMAND FOR SERVICES

     Demand for the Company's services depends upon the level of spending by oil and gas companies for exploration, production and development activities, as well as on the number of crews conducting land and transition zone seismic data acquisition worldwide, and especially in North America. Fluctuations in the price of oil and gas in response to relatively minor changes in the supply and demand for oil and gas continue to have a major effect on these activities and thus, on the demand for the Company's services. Although published industry sources indicate that the number of seismic crews has decreased in the last five years, the Company believes that utilization of 3-D seismic equipment has increased. There can be no assurance of an increased demand for additional 3-D seismic equipment or as to the level of future demand for the Company's services. See "Business."

DEPENDENCE UPON ADDITIONAL LEASE CONTRACTS

     The Company's seismic equipment leases typically have a term of three to nine months and provide gross revenues that recover only a portion of the Company's capital investment. The Company's ability to generate lease revenues and profits is dependent upon obtaining additional lease contracts after the termination of an original lease. However, lessees are under no obligation to, and frequently do not, continue to lease seismic equipment after the expiration of a lease. Although the Company has been successful in obtaining additional lease contracts with other lessees after the termination of the original leases, there can be no assurance that it will continue to do so. The Company's failure to obtain additional or extended leases beyond the initial term would have a material adverse effect on its operations and financial condition. See
"Business -- Business and Operations."

DEPENDENCE ON KEY PERSONNEL

     The Company's success is dependent on, among other things, the services of certain key personnel, including specifically Billy F. Mitcham, Jr., the Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Mitcham's employment agreement has an initial term through January 15, 2002, and is automatically extended on a year-to-year basis until terminated by either party giving 30 days notice prior to the end of the current term (subject to earlier termination upon certain stated events). The agreement prohibits Mr. Mitcham from engaging in any business activities that are competitive with the Company's business and from diverting any of the Company's customers to a competitor, for two years after the termination of his employment. The Company has obtained a $1.0 million key employee life insurance policy payable to the Company in the event of Mr. Mitcham's death. The loss of the services of Mr. Mitcham could have a material adverse effect on the Company. In particular, the Exclusive Lease Referral Agreement with I/O (the "I/O Agreement") is terminable at such time as Mr. Mitcham is no longer the President of the Company and the Exclusive Equipment Lease Agreement with Sercel is terminable at such time as he is no longer employed by the Company in a senior management capacity. See "Management -- Employment Agreement with Billy F. Mitcham, Jr."

CUSTOMER CONCENTRATION AND CREDIT LOSSES

     The Company typically leases and sells significant amounts of seismic equipment to a relatively small number of customers, the composition of which changes from year to year as leases are initiated and concluded and customers' equipment needs vary. Therefore, at any one time, a large portion of the Company's revenues may be derived from a limited number of customers, and its ability to maintain profitability includes risks associated with the creditworthiness and profitability of those customers. In the fiscal years ended January 31, 1995, 1996 and 1997, the single largest customer accounted for approximately 16%, 18% and 15%, respectively, of the Company's total revenues. The termination of any large seismic lease could have a material adverse effect on the Company's operations if the Company does not replace such business on a timely basis. See "Business -- Customers; Sales and Marketing."

TECHNOLOGICAL OBSOLESCENCE

     The Company has a substantial capital investment in seismic data acquisition equipment. In addition, under the I/O Agreement, the Company is required to make an additional investment in seismic and other peripheral equipment. The Company believes that the technology represented by the equipment in service and that which it is required to purchase from I/O will not become obsolete prior to the Company's recovery of its initial investment. However, there can be no assurance that manufacturers of seismic equipment will not develop alternative systems that would have competitive advantages over seismic systems now in use, thus having a potentially adverse effect on the Company's ability to profitably lease its existing seismic equipment. In the past, the Company has been successful in avoiding material losses caused by technological obsolescence by selling its older seismic equipment to seismic contractors and other parties. However, there can be no assurance that the Company will be able to sell its older seismic equipment in the future. See "Business -- Key Supplier Agreements."

VULNERABILITY TO WEATHER CONDITIONS AND SEASONAL RESULTS

     The first and fourth quarters of the Company's fiscal year have historically accounted for and are expected to continue to account for a greater portion of the Company's revenues than do the second and third quarters of its fiscal year. This seasonality in revenues is primarily due to the increased seismic survey activity in Canada from October through March, which affects the Company due to its significant Canadian operations. This seasonal pattern may cause the Company's results of operations to vary significantly from quarter to quarter. Accordingly, period to period comparisons are not necessarily meaningful and should not be relied on as indicative of future results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality" and "Business -- Business and Operations -- Seismic Equipment Leasing."

DEPENDENCE UPON KEY SUPPLIERS

     The Company has and relies upon agreements with I/O, Sercel, Pelton, a manufacturer and supplier of vibrator control electronics, and StrucTec Systems, L.L.C. ("StrucTec"), a manufacturer of replacement battery packs and battery chargers, to purchase seismic equipment that the Company leases and sells to its customers and, to a lesser extent, to receive lease referrals. The termination of these agreements for any reason, including any failure by the Company to meet the minimum purchase requirements under the I/O Agreement, could materially adversely affect the Company's business. While the Company does not anticipate any difficulty in obtaining seismic equipment from its suppliers based upon past experience, any such occurrence could have a material adverse effect upon the Company's business, financial condition and results of operations. See
"Business -- Key Supplier Agreements."

COMPETITION

     Competition in the leasing of seismic equipment is fragmented, and the Company is aware of several companies that engage in seismic equipment leasing. The Company believes that its competitors, in general, do not have as extensive a seismic equipment lease pool as does the Company. The Company also believes that its competitors do not have similar exclusive lease referral agreements with suppliers. Competition exists to a lesser extent from seismic data acquisition firms that may lease equipment that is temporarily idle. Under the I/O Agreement, I/O and its subsidiary, Global Charter Corporation ("Global") retain the right to continue to (i) lease channel boxes in certain situations where the Company and a prospective lessee cannot or do not enter into a lease, as more fully described in the I/O Agreement, (ii) lease channel boxes with a purchase option in North and South America and (iii) lease channel boxes outside of North and South America.


     The Company has several competitors engaged in seismic equipment leasing and sales, including seismic equipment manufacturers, companies providing seismic surveys and oil and gas exploration companies that use seismic equipment, many of which have substantially greater financial resources than the Company. There are also several smaller competitors who, in the aggregate, generate significant revenue from the sale of seismic survey equipment. See "Business -- Key Supplier Agreements."

NO ANTICIPATED DIVIDENDS

     The Company has never paid cash dividends on its Common Stock and does not presently anticipate paying any cash dividends on the Common Stock in the foreseeable future. In addition, the loan agreement between the Company and its commercial lender prohibits the payment of dividends. See "Dividend Policy."

POSSIBLE ADVERSE EFFECT OF ANTI-TAKEOVER PROVISIONS; ISSUANCE OF PREFERRED STOCK

     Certain provisions of the Company's Articles of Incorporation and the Texas Business Corporation Act may tend to delay, defer or prevent a potential unsolicited offer or takeover attempt that is not approved by the Board of Directors that the Company's shareholders might consider to be in their best interest, including an attempt that might result in shareholders receiving a premium over the market price for their shares. Because the Board of Directors is authorized to issue preferred stock with such preferences and rights as it determines, it may afford the holders of any series of preferred stock preferences, rights or voting powers superior to those of the holders of Common Stock. Although the Company has no shares of preferred stock outstanding and no present intention to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future. See "Description of Capital Stock and Other Securities."

LIMITATION ON DIRECTORS' LIABILITY

     The Company's Articles of Incorporation provide, as permitted by governing Texas law, that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage shareholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by shareholders on behalf of the Company against a director. See "Description of Capital Stock and Other Securities -- Limitation on Directors' Liability."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Common Stock being offered hereby (assuming a public offering price of $27.375 per share and after deducting underwriting discounts and estimated expenses of the Offering) are estimated to be approximately $46 million, ($53.2 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. Approximately $27 million of the net proceeds will be used to purchase additional seismic equipment for the Company's lease pool which the Company has ordered from manufacturers and for which the Company has obtained future lease commitments. The remaining net proceeds will be used for working capital and other general corporate purposes, including additional equipment purchases, and may be used in a potential investment in a joint venture to conduct multi-client seismic data acquisition activities. See "Business -- Business Strategy." Pending such application of the net proceeds of this Offering, the Company will invest the net proceeds in investment-grade short-term interest-bearing securities.


                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq National Market under the symbol "MIND." Prior to April 26, 1996, the Common Stock was traded on the Nasdaq SmallCap Market.

     The following table sets forth, for the periods indicated, the high and low bid prices of the Company's Common Stock as reported on the Nasdaq SmallCap Market and the high and low sales prices as reported on the Nasdaq National Market, as applicable, after April 26, 1996.


                                                               HIGH     LOW
                                                               ----     ---
Fiscal Year Ended January 31, 1996:
  First Quarter.............................................  $ 3 1/8 $ 2 5/16
  Second Quarter............................................    4       2 5/16
  Third Quarter.............................................    4 3/4   3 5/8
  Fourth Quarter............................................    5 5/8   3 3/4
Fiscal Year Ended January 31, 1997:
  First Quarter.............................................  $ 8     $ 5 1/8
  Second Quarter............................................    8       5 3/4
  Third Quarter.............................................    6 1/2   5 3/8
  Fourth Quarter............................................    9 7/8   5 7/8
Fiscal Year Ended January 31, 1998:
  First Quarter.............................................  $ 9 1/4 $ 6 1/8
  Second Quarter............................................   15 3/8   6 5/8
  Third Quarter.............................................   29 5/8  14 1/2
  Fourth Quarter (through November 24, 1997)................   33 1/8  24 5/8



     On November 24, 1997, the last reported sale price for the Common Stock on the Nasdaq National Market was $27.375. As of October 31, 1997, there were 86 shareholders of record of the Common Stock.


                                DIVIDEND POLICY

     The Company has not paid any cash dividends on the Common Stock since its inception, and the Board of Directors does not contemplate the payment of cash dividends in the foreseeable future. It is the present policy of the Board of Directors to retain earnings, if any, for use in developing and expanding the Company's business. In addition, the Company's bank loan agreement prohibits the payment of dividends without the bank's prior consent. In the future, payment of dividends by the Company will also depend on the Company's financial condition, results of operations and such other factors as the Board of Directors may consider. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at October 31, 1997 and as adjusted to reflect the sale by the Company of 1,800,000 shares of Common Stock and the application of the estimated net proceeds therefrom, as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto that are included elsewhere in this Prospectus.



                                                                 OCTOBER 31, 1997
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Long-term debt, including current portion...................  $    --      $    --
Shareholders' equity:
  Preferred stock, $1.00 par value; 1,000,000 shares
     authorized; none issued and outstanding................       --           --
  Common stock, $.01 par value; 20,000,000 shares
     authorized; 7,510,759 shares issued and outstanding and
     9,310,759 shares as adjusted(1)........................       75           93
  Additional paid-in capital................................   27,607       73,607
  Retained earnings.........................................   11,264       11,264
  Cumulative translation adjustment.........................        8            8
                                                              -------      -------
       Total shareholders' equity...........................   38,954       84,972
                                                              -------      -------
            Total capitalization............................  $38,954      $84,972
                                                              =======      =======


---------------


(1) Does not include (i) 271,880 shares of Common Stock issuable upon the exercise of options granted and an additional 39,000 shares that may be granted in the future under stock option plans and (ii) 394,113 shares of Common Stock issuable upon the exercise of certain warrants. See "Description of Capital Stock and Other Securities."

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following table sets forth certain historical financial and operating data of the Company for each of the five fiscal years ended and as of January 31, 1997, which was derived from the Company's audited consolidated financial statements. Also set forth below is selected financial data for the nine months ended and as of October 31, 1996 and 1997, which was derived from the unaudited consolidated financial statements of the Company. In the opinion of management of the Company, the unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial data for such period. The results of operations for the nine months ended October 31, 1996 and 1997 are not necessarily indicative of results for a full fiscal year. The data should be read in conjunction with the Consolidated Financial Statements (including the Notes thereto) and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.



                                                                                                        NINE MONTHS
                                                                                                           ENDED
                                                             FISCAL YEAR ENDED JANUARY 31,              OCTOBER 31,
                                                      --------------------------------------------   -----------------
                                                       1993     1994     1995     1996      1997      1996      1997
                                                      ------   ------   ------   -------   -------   -------   -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND CHANNELS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Leases of seismic equipment.......................  $1,266   $1,601   $2,424   $ 5,157   $ 8,345   $ 5,356   $10,901
  Sales of seismic equipment........................   1,156    2,926    2,860     2,135     6,345     2,007    15,391
                                                      ------   ------   ------   -------   -------   -------   -------
        Total revenues..............................   2,422    4,527    5,284     7,292    14,690     7,363    26,292
Costs and expenses:
  Seismic equipment subleases.......................     915      896      245       251       203       111       238
  Sales of seismic equipment........................     796    1,772    2,027     1,085     4,197     1,261    12,666
  General and administrative........................     655      655      924     1,344     1,808     1,199     2,189
  Provision for doubtful accounts...................      --       38       35       627     1,346       418       709
  Depreciation......................................      29       62      363     1,331     3,112     1,951     3,919
                                                      ------   ------   ------   -------   -------   -------   -------
        Total costs and expenses....................   2,395    3,423    3,594     4,638    10,666     4,940    19,721
                                                      ------   ------   ------   -------   -------   -------   -------
Operating income....................................      27    1,104    1,690     2,654     4,024     2,423     6,571
Interest income (expense), net......................      (4)     (16)    (209)      (21)     (240)     (170)      232
Other income........................................      19       20       60        38       367       219       586
                                                      ------   ------   ------   -------   -------   -------   -------
Income before income taxes..........................      42    1,108    1,541     2,671     4,151     2,472     7,389
Provision for income taxes..........................       7      405      541       958     1,449       854     2,503
                                                      ------   ------   ------   -------   -------   -------   -------
Net income..........................................  $   35   $  703   $1,000   $ 1,713   $ 2,702   $ 1,618   $ 4,886
                                                      ======   ======   ======   =======   =======   =======   =======
Earnings per share, fully diluted...................  $ 0.03   $ 0.51   $ 0.66   $  0.50   $  0.59   $  0.36   $  0.66
                                                      ======   ======   ======   =======   =======   =======   =======
Weighted average shares outstanding (fully
  diluted)..........................................   1,380    1,380    1,514     3,403     4,581     4,489     7,406
OTHER DATA:
EBITDA(1)...........................................  $   75   $1,186   $2,113   $ 4,023   $ 7,503   $ 4,593   $11,076
Capital expenditures................................  $   28   $  900   $4,496   $ 5,991   $15,710   $ 8,890   $31,548
Seismic equipment lease pool, at cost (at period
  end)..............................................  $   82   $  957   $5,395   $ 9,580   $21,745   $18,589   $44,250
Number of recording channels (at period end)........      --      510    2,454     3,702     7,954     6,764    15,316



                                                                     JANUARY 31,                       OCTOBER 31,
                                                     --------------------------------------------   ------------------
                                                      1993     1994     1995     1996      1997      1996       1997
                                                     ------   ------   ------   -------   -------   -------   --------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..........................  $  127   $  639   $  874   $   637   $   301   $ 3,330   $  3,819
Total assets.......................................      15    2,427    8,199    12,239    24,293    23,252     58,108
Total debt, including current portion..............      60      635      690     2,020     4,611     3,848         --
Total shareholders' equity.........................     274      977    6,176     8,048    15,242    13,736     38,954


---------------

(1) EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is frequently used by securities analysts and is presented here to provide additional information about the Company's operations. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion is intended to assist in understanding the Company's historical financial position at January 31, 1995, 1996 and 1997, and October 31, 1997, and results of operations and cash flows for each of the three years in the period ended January 31, 1997 and the unaudited nine-month periods ended October 31, 1996 and 1997. The Company's consolidated historical financial statements and notes thereto included elsewhere in this Prospectus contain detailed financial information that should be referred to in conjunction with the following discussion.


OVERVIEW


     The Company leases and sells seismic equipment primarily to seismic data acquisition companies and oil and gas companies conducting land and transition zone seismic surveys worldwide. The Company provides short-term leasing of seismic equipment to meet a customer's requirements and offers maintenance and support during the lease term. All leases at October 31, 1997 were for a term of one year or less. Seismic equipment held for lease is carried at cost, net of accumulated depreciation.


     For the years ended January 31, 1995, 1996 and 1997, revenues from foreign customers totaled $1.8 million, $3.8 million and $6.8 million, respectively. While most of the Company's transactions with foreign customers are denominated in United States dollars, some of the Company's transactions with Canadian customers are denominated in Canadian dollars. The Company has not been subject to material gains or losses resulting from currency fluctuations and has not engaged in currency hedging activities.

SEASONALITY

     Historically, seismic equipment leasing has been susceptible to weather patterns in certain geographic regions. There is some seasonality to the Company's lease revenues from customers operating in Canada, where a significant percentage of the seismic survey activity occurs in the winter months, from October through March. During the months in which the weather is warmer, certain areas are not accessible to trucks, earth vibrators and other heavy equipment because of the unstable terrain. This seasonal leasing activity by the Company's Canadian customers has historically resulted in increased lease revenues in the Company's first and fourth fiscal quarters. See "Business -- Business and Operations -- Seismic Equipment Leasing."

RESULTS OF OPERATIONS


  Nine Months Ended October 31, 1997 Compared with Nine Months Ended October 31, 1996



     Revenues of $26.3 million for the nine months ended October 31, 1997 increased 257% over revenues of $7.4 million for the same prior year period. Leasing services generated revenues of $10.9 million for the nine months ended October 31, 1997, a $5.5 million, or 104% increase, compared to leasing revenues for the same prior year period. This increase reflected additions to the equipment lease pool throughout fiscal 1997 and the first three quarters of fiscal 1998. Seismic equipment sales for the nine months ended October 31, 1997 were $15.4 million, an increase of $13.4 million, or 667%, from $2.0 million for the same prior year period. The increase in sales was due primarily to the exercise of lease purchase option contracts in the period totaling $12.0 million.



     The Company's sublease costs increased by $127,000, or 114%, and depreciation, which related primarily to equipment available for lease, increased by $2.0 million, or 101%, due to the increase in the equipment lease pool, resulting in an increase in net leasing revenues of $3.5 million.



     Gross margins on seismic equipment sales were 18% and 37% for the nine months ended October 31, 1997 and 1996, respectively. Gross margins decreased substantially in the nine months ended October 31, 1997 because the Company sold primarily newer equipment when customers exercised purchase options on leased equipment that had only recently been purchased and added to the Company's equipment lease pool. In the same prior year period and in the past, the Company sold primarily older, fully depreciated equipment, yielding significantly greater margins.


     General and administrative expenses increased $990,000, or 83%, for the nine months ended October 31, 1997, as compared to the same prior year period. Although general and administrative expenses increased due in part to increased personnel costs and costs associated with the office in Canada, general and administrative expenses decreased as a percentage of total revenues from 16% to 8% between the two periods.



     The Company's provision for doubtful accounts expense increased to $709,000 for the nine months ended October 31, 1997 from $418,000 in the same prior year period. The increase was a result of additional provisions for the allowance account in connection with the bankruptcy filing of one of the Company's customers, Grant Geophysical, Inc. ("Grant"). The provision for doubtful accounts expense was 3% of total revenues in the nine months ended October 31, 1997, as compared to 6% of total revenues in the same prior year period. As of October 31, 1997, the Company's allowance for doubtful accounts was $891,000. See "--Liquidity and Capital Resources."



     Net income for the nine months ended October 31, 1997 was $4.9 million, which increased by $3.3 million, or 202%, as compared to the same prior year period.


  Fiscal Year Ended January 31, 1997 Compared with Fiscal Year Ended January 31, 1996

     Revenues for fiscal 1997 of $14.7 million represented an increase of $7.4 million, or 101%, over fiscal 1996 revenues of $7.3 million. Leasing services generated revenues of $8.3 million for fiscal 1997, an increase of $3.2 million, or 62%, as compared to $5.2 million for fiscal 1996. This increase reflected additions to the equipment lease pool throughout fiscal 1997 to meet lease demand. Seismic equipment sales for fiscal 1997 were $6.3 million, an increase of $4.2 million, or 197%, as compared to $2.1 for fiscal 1996. The increase in sales was due primarily to the exercise of various lease purchase options throughout the year totaling $3.5 million.


     The Company's sublease costs decreased by $48,000, or 19%, and depreciation, which related primarily to equipment available for lease, increased by $1.8 million, or 134%, due to the increase in the equipment lease pool, resulting in an increase in net leasing revenues of $1.5 million.


     Gross margins on seismic equipment sales were 34% and 49% for fiscal 1997 and 1996, respectively. Gross margins decreased substantially in the fiscal year ended January 31, 1997 because the Company sold primarily newer equipment when customers exercised purchase options on leased equipment that had only recently been purchased and added to the Company's equipment lease pool. In the same prior year period and in the past, the Company sold primarily older, fully depreciated equipment, yielding significantly greater margins.

     General and administrative expenses increased $464,000, or 35%, in fiscal 1997 as compared to fiscal 1996 and were 12% and 18% of total revenues for fiscal 1997 and 1996, respectively. This decrease in general and administrative expenses as a percentage of total revenues was the result of overhead expenses remaining relatively constant as revenues increased, offset in part by increases in legal and accounting expenses associated with being a public company.


     The Company's provision for doubtful accounts expense increased from $627,000 in fiscal 1996 to $1.3 million in fiscal 1997. The increase was a result of additional provisions for the allowance account. Of the increase, approximately $500,000 was attributable to the bankruptcy filing of Grant. The provision for doubtful accounts expense was 9% of total revenues in fiscal 1997 and fiscal 1996. As of January 31, 1997, the Company's allowance for doubtful accounts was $1.5 million. See "-- Liquidity and Capital Resources."


     Net income for fiscal 1997 was $2.7 million, which increased by $989,000, or 58%, as compared to fiscal 1996.

  Fiscal Year Ended January 31, 1996 Compared with Fiscal Year Ended January 31, 1995

     Revenues for fiscal 1996 of $7.3 million represented an increase of $2.0 million, or 38%, over fiscal 1995 revenues of $5.3 million. Leasing services generated revenues of $5.2 million for fiscal 1996, an increase of $2.7 million, or 113%, as compared to fiscal 1995. The majority of this increase was attributable to additions of lease pool equipment throughout fiscal 1996 to meet lease demand. Seismic equipment sales for the year ended January 31, 1996 were $2.1 million, a decrease of $725,000, or 25%, from fiscal 1995.

     The Company's sublease costs increased by $6,000, or 2%, and depreciation, which related primarily to equipment available for lease, increased by $968,000, or 267%, due to the increase in the equipment lease pool, resulting in an increase in net leasing revenues of $1.8 million.

     Gross margins on seismic equipment sales were 49% and 29% for fiscal 1996 and 1995, respectively. The margin for fiscal 1996 was significantly higher because of a few high-margin transactions related to older more fully-depreciated equipment.

     General and administrative expenses increased $420,000, or 45%, in fiscal 1996 as compared to fiscal 1995 and were 18% and 17% of total revenues for fiscal 1996 and 1995, respectively. The increase was due primarily to increased personnel costs and higher legal and accounting expenses associated with being a public company.


     The Company's provision for doubtful accounts expense increased from $35,000 in fiscal 1995 to $627,000 in fiscal 1996. The increase reflected the write-off of amounts due from a leasing customer which became severely past due and were ultimately settled for $272,000 less than the amounts owed, and additional allowances provided for amounts due from a second leasing customer with an outstanding receivable of $459,000 at January 31, 1996, the majority of which was past due at that date. The latter outstanding receivable was ultimately collected in full. The provision for doubtful accounts expense was 9% of total revenues in fiscal 1996 as compared to 1% of total revenues in fiscal 1995. As of January 31, 1996, the Company's allowance for doubtful accounts was $347,000.


     Net income for fiscal 1996 was $1.7 million, which increased by $713,000, or 71%, as compared to fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES


     As of October 31, 1997, the Company had net working capital of approximately $2.0 million and $5.0 million of availability under its bank credit facilities. Net cash provided by operating activities for the nine months ended October 31, 1997 decreased by $374,000, as compared to the same prior year period, primarily as a result of an increase in trade accounts receivable. At October 31, 1997, the Company had trade accounts receivable of $2.9 million that were more than 90 days past due, with four customers owing an aggregate of $1.5 million of such amount. As of such date, the Company's allowance for doubtful accounts was $891,000. In addition, at such date, the Company had receivables due from one customer of approximately $539,000, $449,000 of which was more than 12 months past due.



     Grant's plan of reorganization was approved by the bankruptcy court on September 30, 1997. As of October 31, 1997, the Company had received payments from Grant totaling $1.2 million, which represents final settlement on the amounts owed the Company representing post-bankruptcy petition claims of approximately $1.6 million. The Company expects to collect one-half of pre-bankruptcy petition claims, which total approximately $755,000, prior to fiscal year end. All of the approximately $750,000 that will not be collected from Grant has been written off. The Company is currently leasing seismic equipment to Grant.


     During March 1997, the Company completed a public offering of 3,450,000 shares of Common Stock, of which 2,875,000 shares were sold by the Company and 575,000 shares were sold by selling shareholders. The net proceeds to the Company from the offering (after deducting underwriting discounts and commissions and expenses of the offering) were approximately $18.2 million. The net proceeds were used to purchase additional 3-D seismic data acquisition equipment, to pay outstanding debt to its commercial lender under a revolving line of credit and a term loan and for certain other purposes.

     The Company has established a revolving line of credit with Bank One, Texas, N.A. ("Bank One") of up to $4.0 million (the "Equipment Revolver") to be used solely for short-term financing of up to 75% of the seismic equipment purchased by the Company for approved lease/purchase contracts, and a term loan of $1.0 million (the "Term Loan") to be used solely for long-term financing of up to 80% of the purchase price of other seismic equipment. Interest on the Equipment Revolver and the Term Loan accrues at a floating rate of interest equal to the Base Rate plus 0.5%. Interest on amounts advanced under the Equipment Revolver is payable monthly, and the principal amount is due six months after the date of the initial advance; provided, however, that if the lessee under a lease/purchase contract does not purchase the seismic equipment subject to the lease, and there has been no default (as defined) under the lease, then the Company may extend the maturity date for an additional 18 months (the "Extended Term"). In such event, the principal and interest on the amount advanced under the Equipment Revolver would be payable in ratable monthly installments over the Extended Term. Interest on and the principal amount of the Term Loan are payable in ratable monthly installments over a two-year period through and including January 1999. At October 31, 1997, the Company had not drawn any amounts under the Equipment Revolver or the Term Loan.

     The Company has obtained a commitment from Bank One to replace the Equipment Revolver and the Term Loan with a working capital revolving line of credit of up to $15 million. Interest on advances under the line of credit will be payable monthly at a variable rate of up to LIBOR plus 2.75% with principal due two years from the date of the establishment of the line. Advances will be limited to 80% of eligible accounts receivable and 50% of all eligible lease pool equipment.


     As of October 31, 1997, capital expenditures for fiscal 1998 totaled approximately $31.5 million. The Company has budgeted capital expenditures of $18.3 million for the remainder of fiscal 1998 and approximately $25 million for fiscal 1999. Included in these budgeted amounts is approximately $27 million of seismic equipment which the Company has ordered from manufacturers and for which the Company has obtained future lease commitments. At October 31, 1997, the Company had satisfied or exceeded the minimum purchase requirements for the period ended May 1998 under the I/O Agreement, and had exceeded the minimum purchase requirements under its Exclusive Equipment Lease Agreement with Sercel. The remaining $4.7 million of seismic equipment required to be purchased under the I/O Agreement through May 2000 is included in the Company's fiscal 1998 and 1999 budgeted capital expenditures. See "Business -- Key Supplier Agreements." Management believes that the net proceeds of this Offering, cash provided by operations and funds available from its commercial lender will be sufficient to fund its operations and budgeted capital expenditures for the remainder of fiscal 1998 and 1999.

                                    BUSINESS

GENERAL


     Mitcham Industries, Inc. leases and sells geophysical and other equipment used primarily by seismic service companies in performing seismic data acquisition surveys on land and in transition zones (marsh and shallow water areas). The Company conducts its operations on a worldwide basis and is the leading independent seismic equipment lessor in North and South America. Demand for seismic services has increased significantly in the past several years due to advances in technology and the impact such advances have had on increasing drilling success rates, thereby reducing the overall costs of finding oil and gas. As a result, the Company and many seismic contractors have significantly expanded their seismic equipment fleets. From January 31, 1994 through October 31, 1997, the Company's equipment lease pool, at cost, increased from approximately $957,000 to $44.3 million, and the number of advanced seismic data acquisition recording channels in the equipment lease pool increased from 510 channels to 15,316 channels. The Company's sales of new and used seismic equipment have also increased significantly.



     The Company owns a variety of technologically advanced equipment acquired from the leading seismic manufacturers. The Company's lease pool includes many types of equipment used in seismic data acquisition, including all components of land and transition zone seismic data acquisition systems, geophones and cables, earth vibrators, peripheral equipment and survey and other equipment. A substantial portion of the Company's lease equipment is provided by two manufacturers, Input/Output, Inc. and the Sercel subsidiaries of Compagnie Generale de Geophysique. The Company believes that most of the advanced seismic data acquisition systems in use worldwide are either I/O or Sercel systems. In the last two years, the Company has significantly diversified its equipment lease pool. At October 31, 1997, approximately 53% of the Company's equipment lease pool, on a cost basis, consisted of advanced digital recording channels, with the remainder consisting of peripheral and other equipment.


     The Company leases its equipment on a short-term basis, generally for three to nine months, to seismic contractors who need additional capacity to complete a seismic survey. In doing so, the Company enables its customers to achieve operating and capital investment efficiencies. Demand for short-term seismic equipment leases is affected by many factors including: (i) the highly variable size and technological demands of individual seismic surveys, (ii) seasonal weather patterns and sporadic demand for seismic services in certain regions,
(iii) rapidly changing technology and (iv) costs of seismic equipment. The Company believes these factors allow seismic contractors to use short-term seismic equipment leasing as a cost-effective alternative to purchasing additional equipment. The Company's equipment lease rates vary according to an item's expected useful life, utilization and initial cost. For example, monthly lease rates for seismic recording channel boxes range between 6% and 8% of the original cost of the equipment.

     A typical seismic crew uses a wide variety of equipment to perform seismic data acquisition surveys. The Company's customers may lease a small amount of equipment to expand an existing crew's capabilities or a complete seismic data acquisition system to equip an entire crew. The Company believes that it achieves high utilization of its equipment and operational efficiencies due to the large number of equipment items it has available for lease, which provides the flexibility to meet customers' needs. The Company's lease pool utilization for the nine months ended October 31, 1997 was approximately 71%. Due to the varying operating conditions created by seasonal weather patterns, the Company estimates its maximum lease pool utilization is approximately 75-80%.

     Certain of the Company's leases contain a purchase option, allowing the customer to apply a portion of the lease payments to the eventual purchase of the equipment. Additionally, the Company sells a broad range of used seismic equipment on a worldwide basis and, in certain markets, acts as a sales representative or distributor for new seismic equipment.

     The Company has supply and exclusive lease referral agreements with several leading seismic equipment manufacturers including I/O, Sercel and Pelton. The Company believes that these agreements provide it with a significant competitive advantage. Under these agreements, the Company is the exclusive worldwide short-term leasing representative for certain products, except in the case of the I/O Agreement, which limits the

Company's exclusivity to the Western Hemisphere. Additional agreements exist with certain of these manufacturers allowing the Company to act as sales representative or distributor for such manufacturer's products in selected markets. These agreements have varying terms and expire in 1997 through 2000, subject to modification or extension. See "-- Key Supplier Agreements."

BUSINESS STRATEGY

     The Company's business strategy is to meet the expanding needs of users of seismic equipment through its leasing and support services. To accomplish this, the Company has identified the following major objectives:

     - Enlarge and diversify the seismic equipment lease pool. Due to the increasing demand for seismic services and the expanding size and variability of seismic surveys, the Company intends to continue to increase the size and diversity of its equipment lease pool. The Company believes that the availability of a larger and more diverse seismic equipment lease pool will encourage seismic survey companies to lease, rather than purchase, such equipment, due to the capital and operating efficiencies provided by short-term leases. The Company is also evaluating the feasibility of broadening its equipment lease pool to include certain marine seismic equipment.

     - Expand international operations. Historically, the Company's activities outside North America have consisted of equipment sales, with a limited amount of leasing activities. In fiscal 1998, the Company's leasing activities in South America and other international locations have increased significantly. The Company believes that it will be able to expand its international leasing activities as its equipment lease pool expands and as its customers' operations continue to grow in international markets. The Company receives referrals from Sercel and other manufacturers on a worldwide basis. The Company believes that its alliances with manufacturers will help it to further penetrate international markets, where such manufacturers are well-recognized and have well-developed business relationships.

     - Develop and enhance alliances with major seismic equipment manufacturers. The Company's alliances with leading seismic equipment manufacturers such as I/O and Sercel allow it to expand its equipment lease pool on favorable terms and increase customer referrals. The Company believes such alliances improve its relations with customers and provide a significant competitive advantage. The Company has exclusive short-term lease agreements with four manufacturers and is seeking to expand the scope of existing alliances, as well as develop additional arrangements.

     - Pursue additional business development opportunities. The Company regularly evaluates opportunities to expand its business activities within the oil service industry, particularly in the seismic sector. For example, the Company is evaluating a joint venture with a seismic acquisition company and a seismic data processing company to pursue multi-client seismic activities in selected areas of North America. Multi-client seismic data would be acquired and owned by the joint venture and marketed to numerous oil and gas companies for use in their exploration and production operations.

SEISMIC TECHNOLOGY AND THE INDUSTRY

     Seismic surveys are a principal source of information used by oil and gas companies to identify geological conditions that are favorable for the accumulation of oil and gas and to evaluate the potential for successful drilling, development and production of oil and gas. Seismic technology has been used by the oil and gas industry since the 1920's and has advanced significantly with improvements in computing and electronic technologies. In recent years, the oil and gas industry has significantly expanded its use of 3-D seismic which provides a more comprehensive subsurface image and is believed to have contributed to improved drilling success rates, particularly in mature oil and gas basins such as those in North America. Additionally, 2-D seismic data continues to be used in many areas where 3-D data acquisition is cost prohibitive or logistical access is limited.

     Oil and gas exploration companies utilize seismic data generated from the use of digital seismic systems and peripheral equipment in determining optimal locations for drilling oil and gas wells, in the development of oil and gas reserves, and in reservoir management for the production of oil and gas. A complete digital seismic data acquisition system generally consists of (i) a central electronics unit that records and stores digital data ("CEU"), (ii) seismic recording channel boxes that contain from one to six seismic channels ("channel boxes"), (iii) geophones, or seismic sensors, (iv) energy sources including dynamite, compressed air guns or earth vibrators that create the necessary acoustic wave to be recorded and (v) other peripheral, or accessory, equipment. Peripheral equipment includes geophysical cables that transmit digital seismic data from the channel boxes to the CEU, survey equipment, drilling equipment for shot holes and other equipment.

     In seismic data acquisition, an acoustic wave is discharged at or below the earth's surface through the discharge of compressed air, the detonation of small explosive charges or the use of vibrators. As the acoustic wave travels through the earth, portions are reflected by variations in the underlying rock layers and the reflected energy is captured by the geophones, which are situated at intervals along paths from the point of acoustical impulse. The resulting signals are then transmitted to the channel boxes, which convert the reflected energy wave from analog to digital data and transmit this data via cable to the CEU. The CEU stores the seismic data on magnetic tape for processing. The digital data is then input into a specialized seismic processing system that uses sophisticated computer software programs to enhance the recorded signal and produce an image of the subsurface strata. By interpreting seismic data, oil and gas exploration companies create detailed maps of exploration prospects and oil and gas reservoirs.

     In the past, the 2-D seismic survey was the standard data acquisition technique used to describe geologic formations over a broad area. 2-D seismic data can be visualized as a single vertical plane of subsurface information. Data gathered from a 3-D seismic survey is best visualized as a cube of information that can be sliced into numerous planes, providing different views of a geologic structure with much higher resolution than is available with traditional 2-D seismic survey techniques. 3-D seismic surveys require much larger data acquisition systems. By using a greater number of channels and flexible configuration, 3-D seismic data provides more extensive and detailed information regarding the subsurface geology than does 2-D data. As a result, 3-D data allows the geophysicists interpreting the data to more closely select the optimal location of a prospective drillsite or oil and gas reservoir.

     In the exploration and development process, oil and gas companies establish requirements for seismic data acquisition programs based on their technical objectives. Because of the expense associated with drilling oil and gas wells, decisions whether or where to drill are critical to the overall process. Because 3-D seismic data increase drilling success rates and reduce costs, the Company believes that oil and gas companies are increasingly requiring 3-D seismic surveys in their activities. As a result of the increasing requirements for this higher resolution data, which in turn requires additional channels to collect and transmit the data, seismic data acquisition systems have been expanding in size during the past several years.

     Recent industry advances include the use of high resolution 2-D, three-component geophones ("3C-3D"), which enhance the 3-D image, and time lapse ("4-D") seismic, where surveys are periodically reacquired to allow the monitoring of a producing oil and gas field for optimal production and reserve recovery. These and other technical advances have contributed to increased drilling success rates and reduced oil and gas finding costs and consequently, have increased demand for seismic data acquisition equipment and services.

     With the expanded use of seismic technology, particularly 3-D seismic, the size of data acquisition surveys has increased substantially in the past several years. Demand for higher resolution data, larger surveys and more rapid completion of such surveys is requiring seismic acquisition companies to use data acquisition systems with a greater number of seismic recording channels. Additionally, in many areas, such as North America, the size of seismic surveys varies significantly, requiring frequent changes in the configuration of equipment and crews used for seismic surveys. As a result of these advances, seismic survey channel count has increased from smaller 2-D surveys, which typically averaged 120 channels, to larger 3-D surveys which today average approximately 1,500 channels and often use 3,000 or more channels. The Company believes that many seismic service companies will continue to meet changes in equipment needs by leasing incremental equipment to expand crew size as necessary to meet specific survey requirements, and thereby reduce the substantial capital expenditures necessary to purchase such equipment.

BUSINESS AND OPERATIONS

     Seismic Equipment Leasing. The Company typically purchases new and used seismic equipment for short-term (less than one year) lease to its customers, which primarily include seismic service companies. After the termination of the original equipment lease, the Company enters into additional short-term leases with other customers, often leasing such equipment multiple times until the end of its useful life or its sale. The Company's equipment leasing services generally include the lease of the various components of seismic data acquisition systems and related equipment to meet a customer's job specifications. Such specifications frequently vary as to the number of required recording channels, geophones, energy sources (e.g., earth vibrators) and other equipment. The Company's customers generally lease seismic equipment to meet shortages of recording channels and related equipment for specific surveys. Typically, the Company does not lease all of the channel boxes and other peripheral equipment required for seismic surveys, although it has the capability to lease equipment for an entire seismic system and, from time to time, will do so.


     The Company currently has an equipment lease pool comprising a total of approximately 15,000 seismic recording channels (each channel being capable of electronically converting seismic data from analog to digital format and transmitting the digital data), geophones and cables, earth vibrators, peripheral equipment and survey and other equipment. All of the Company's lease pool equipment is manufactured by leading seismic equipment manufacturers and is widely used in the seismic industry.


     The Company's equipment leases generally have terms of three to nine months and are typically renewable on a month-to-month basis. The Company offers maintenance of its leased equipment during the lease term for malfunctions due to failure of material and parts and will provide replacement equipment as necessary. In addition, the Company provides telephone support services to answer its lease customers' questions.

     The Company's equipment lease rates vary according to an item's expected useful life, utilization and initial cost. For example, monthly lease rates for seismic recording channel boxes range between 6% and 8% of the original cost of the equipment. Lease payments are due and payable on the first day of each month of the lease term. The lessee must also obtain and keep in force insurance for the replacement value of the equipment and a specified minimum amount of general liability and casualty insurance on the leased equipment during the term of the lease. Before equipment is delivered, the lessee must provide certification that the Company has been named an additional insured and loss payee on its policies. The lessee is responsible for all maintenance and repairs of leased equipment other than those arising from normal wear and tear. All taxes (other than U.S. federal income taxes) and assessments are the contractual obligation of the lessee. To the extent foreign taxes are not paid by the lessee, the relevant foreign taxing authority might seek to collect such taxes from the Company. To date, no such collection action has been taken against the Company.

     A majority of the Company's leasing revenues have historically come from North American operations. Within North America, a significant portion of the Company's total revenues are attributable to Canadian operations. Management believes that the United States and Canada will continue to be the focal points of the Company's seismic equipment leasing operations for the foreseeable future, although the Company is pursuing an expanded presence in other international locations such as South America and the Far East.

     Historically, seismic equipment leasing has been susceptible to weather patterns in certain geographic regions. There is some seasonality to the Company's lease operations in Canada, where a significant percentage of the seismic survey activity usually occurs in the winter season, from October through March. During the months in which the weather is warmer, certain areas are not accessible to trucks, earth vibrators and other heavy equipment because of the unstable terrain. In the United States, most of the seismic survey work is not usually affected by weather. As a result of weather conditions, the Company attempts to manage its equipment lease pool to meet seasonal demands. Equipment leased in Canada during the winter months may be moved to the United States in the warmer months.

     Seismic Equipment Sales. The Company's equipment sales business serves a diverse base of industry, governmental, university and research customers. The Company typically buys used equipment for resale and new equipment in response to specific customer orders. On occasion, the Company will also hold equipment of third parties and sell such equipment on consignment.

KEY SUPPLIER AGREEMENTS

  The I/O Agreement

     Under the I/O Agreement, which was originally entered into in February 1994, the Company is the exclusive third-party recipient of requests from I/O customers and others to lease, on a short-term basis, channel boxes and certain peripheral equipment in North and South America through May 31, 2000. The Company may also acquire certain equipment from I/O at favorable prices based upon the volume of channel boxes purchased. Subject to certain exceptions, I/O may not recommend or suggest any competitor of the Company as a potential lessor of I/O channel boxes in North and South America. As a manufacturer of complete data acquisition systems that are compatible only with I/O channel boxes, I/O typically receives inquiries to lease I/O channel boxes from customers desiring to expand the capacities of their systems on a short-term basis.

     A condition of the I/O Agreement is that the Company must purchase an aggregate of $13.25 million of I/O 3-D channel boxes on or before May 31, 2000 in the following stated installments: (i) by November 30, 1996, at least $3.0 million, (ii) from January 1, 1997 through May 31, 1997, at least $1.25 million and (iii) in each of the years from June 1, 1997 through May 31, 1998, June 1 through May 31, 1999, and June 1, 1999 through May 31, 2000, at least $3.0 million. As of October 31, 1997, the Company had purchased I/O equipment totaling $8.6 million under the I/O Agreement, thereby exceeding its purchase requirements through May 1998.

     Under the I/O Agreement, I/O must inform the Company by telephone, facsimile or letter of the identity of the third party prospective lessee and the terms, if any, that have been discussed regarding a proposed lease. The Company may then contact the prospective lessee and negotiate the terms of a proposed lease of channel boxes. If the Company (i) is unable to lease the channel boxes due to a shortage in its lease fleet, (ii) cannot agree with a prospective lessee on the terms of a proposed lease within 72 hours of the lessee's introduction to the Company or (iii) otherwise chooses not to lease to a prospective lessee, then I/O may lease channel boxes to the prospective lessee. I/O has indicated that the 72-hour time period may be extended as long as the Company and a prospective lessee are engaged in good faith negotiations and neither of them has terminated such negotiations.

     Leases of channel boxes with purchase options are specifically excluded from the I/O Agreement. Therefore, I/O may continue to enter into leases with purchase options in North and South America during the term of the I/O Agreement. I/O may also continue to sell channel boxes during the term of the I/O Agreement.

     The Company primarily purchases new channel boxes from I/O, but from time to time purchases channel boxes from I/O's existing lease fleet. All of the new channel boxes purchased from I/O have a warranty which covers, with certain exceptions, defects in workmanship for six months and defects in materials and parts for 12 months. Used channel boxes acquired from I/O's existing lease fleet will be refurbished by I/O and have a warranty which covers, with certain exceptions, defects in workmanship for three months.

     The I/O Agreement is subject to termination by I/O upon the occurrence of
(i) the Company's failure to comply with the terms of the I/O Agreement after having received written notice of its non-compliance, (ii) the Company's discontinuance as a going concern, (iii) the Company's default in the payment of any obligations to I/O after having received notice that payment is due, (iv) the Company's insolvency or bankruptcy, (v) Billy F. Mitcham, Jr. no longer owning at least 250,000 shares of Common Stock of the Company, (vi) Billy F. Mitcham, Jr. no longer remaining as the President of the Company, (vii) any transfer of the I/O agreement by merger, consolidation, or liquidation or (viii) the Company's assignment, or attempted assignment of its rights under the agreement.


  The Sercel Lease Agreement


     In September 1996, the Company entered into the Exclusive Equipment Lease Agreement with Sercel (the "Sercel Lease Agreement"), under which the Company acts as Sercel's exclusive worldwide short-term leasing representative and Sercel must refer to the Company all requests it receives (other than requests from its affiliates) to lease its 3-D data acquisition equipment and other field equipment, through December 31, 1999. Subject to the exceptions discussed below, Sercel may not recommend or suggest any competitor of the Company as a potential lessor of such data acquisition equipment. In addition, the Company may not engage in financing leases and leases for a duration of more than one year.



     A condition of the Sercel Lease Agreement is that the Company purchase an aggregate of $10.2 million of Sercel data acquisition and other field equipment on or before December 31, 1999. At October 31, 1997, the Company had exceeded its purchase requirements under the Sercel Lease Agreement.



     Sercel must inform the Company of the identity of the third party prospective lessee and the terms, if any, that have been discussed regarding a proposed lease. If the Company either (i) is unable to lease the Sercel equipment due to a shortage in its lease fleet, (ii) cannot agree with a prospective lessee on the terms of a proposed lease within five business days of the lessee's introduction to the Company or (iii) otherwise chooses not to lease to a prospective lessee, then Sercel may lease its equipment to the prospective lessee.



     The agreement is subject to termination by Sercel (i) at any time upon (a) Sercel's reasonable belief that the Company has violated or intends to violate the Foreign Corrupt Practices Act of 1977, as amended, (b) the Company's refusal or inability to certify that it is in compliance with laws applicable to its activities or (c) the Company's insolvency, voluntary or involuntary bankruptcy, assignment for the benefit of creditors or discontinuance as a going concern and
(ii) upon 90 days prior written notice if the Company no longer employs Billy F. Mitcham, Jr. in a senior management capacity.


  The Sercel Sales Agreement


     Through Mitcham Canada Ltd., the Company's wholly-owned subsidiary formed in September 1996, the Company entered into the Commercial Representation Agreement (the "Sercel Sales Agreement") with Georex, Inc. ("Georex"), a wholly-owned subsidiary of Sercel, under which the Company is Sercel's designated sales representative in Canada for its data acquisition and other field equipment through September 19, 1999, subject to earlier termination after September 20, 1998, on 90 days prior notice. If not sooner terminated, the agreement will automatically be extended for successive one-year periods after September 19, 1999. Under the agreement, the Company is entitled to receive a commission on all Sercel equipment and spare parts sold in Canada.



     In November 1996, in connection with the Sercel Sales Agreement and the Sercel Lease Agreement, the Company established an office in Calgary, Alberta, Canada to sell, service and lease Sercel equipment and to lease and service equipment of other manufacturers. The Company is prohibited from selling certain seismic equipment that competes with Sercel equipment during the term of the agreement and for six months thereafter, except that the Company may sell individual components that compete with components of Sercel equipment, such as I/O channel boxes and Pelton vibrator control electronics, as well as any seismic equipment previously used in its lease fleet.



     The Sercel Sales Agreement is subject to termination by Georex upon (i) Georex's reasonable belief that the Company has violated or intends to violate the Foreign Corrupt Practices Act of 1977, as amended, (ii) the Company's refusal or inability to certify that it is in compliance with laws applicable to its activities or (iii) the Company's insolvency, voluntary or involuntary bankruptcy, assignment for the benefit of creditors or discontinuance as a going concern.

  Other Agreements


     In May 1996, the Company entered into an exclusive lease referral agreement (the "Pelton Agreement") with Pelton. The Company believes Pelton is the leading manufacturer and supplier of vibrator control electronics. The terms of the Pelton Agreement regarding exclusive lease referrals and favorable prices are substantially similar to those of the I/O Agreement, except that the Company has the exclusive referral rights with respect to Pelton's vibrator control electronics worldwide, through December 31, 1997. Thereafter, such agreement is automatically extended until terminated by either party upon three months prior written notice.


     In October 1997, the Company entered into the Exclusive Lease Representative and Distributor Agreement with StrucTec (the "StrucTec Agreement"), which manufactures and distributes replacement batteries and battery packs for seismic data acquisition equipment of several manufacturers. Under the StrucTec Agreement, through October 29, 1999, the Company is the exclusive worldwide short-term leasing representative and distributor of replacement batteries, battery packs and certain other peripheral equipment manufactured by StrucTec. The Company is also the exclusive worldwide distributor of StrucTec products, except that StrucTec may continue to sell its products to seismic equipment manufacturers.

     The Company is also engaged in discussions with other seismic equipment manufacturers regarding terms pursuant to which the Company would act as an exclusive lease or sales representative with respect to their equipment.

CUSTOMERS; SALES AND MARKETING


     The Company's major lease customers are seismic data acquisition companies and major and independent oil and gas companies. The Company typically has a small number of lease customers, the composition of which changes yearly as leases are negotiated and concluded and equipment needs vary. As of October 31, 1997, the Company had 26 lease customers with active leases of various lengths. Customers of the Company's used and new seismic equipment sales and service business include its lease customers, foreign governments, universities, engineering firms and research organizations worldwide.


     The Company participates in both domestic and international trade shows and expositions to inform the oil and gas industry of its products and services. In addition to advertising in major geophysical trade journals, direct advertising in the form of a biannual listing of equipment offerings is mailed to over 3,000 oil and gas industry participants. The Company believes this mailing generates significant seismic equipment lease and sales revenues. In addition, the Company advertises its alliances with each of I/O, Sercel and Pelton in several major geophysical trade journals. The Company also maintains a web site on which it lists its seismic equipment for sale and lease.

     The Company works with a network of representatives in several international markets, including Europe, the Far East and the Commonwealth of Independent States. These agents generate equipment sales and, to a lesser extent, equipment leasing business for the Company and are compensated on a commission basis. The Company also expends resources in the areas of customer service, product support and the maintenance of customer relationships. In November 1996, the Company established an office in Calgary, Alberta, Canada from which it leases and sells seismic equipment.

COMPETITION


     Competition in seismic equipment leasing is fragmented, and the Company is aware of several companies that engage in seismic equipment leasing. The Company believes that its competitors, in general, do not have as extensive a seismic equipment lease pool as does the Company. The Company also believes that its competitors do not have similar exclusive lease referral agreements with suppliers. Competition exists to a lesser extent from seismic data acquisition firms that may lease equipment that is temporarily idle. Under the I/O Agreement, I/O and its subsidiary, Global Charter Corporation, retain the right to continue to (i) lease channel boxes in certain situations where the Company and a prospective lessee cannot or do not enter into a lease, as more fully described in the I/O Agreement, (ii) lease channel boxes with a purchase option in North and South America and (iii) lease channel boxes outside of North and South America. Global owns and operates a lease fleet of rental seismic equipment, including 3-D channel boxes. Global leases seismic equipment subject to purchase options and arranges the financing for such leases. The Company does not believe those equipment leases compete with the Company's seismic equipment leases, as the Company does not typically engage in lease/purchase arrangements for I/O seismic equipment. See "Risk Factors -- Competition."


     The Company competes for seismic equipment leases on the basis of (i) price and delivery, (ii) availability of both peripheral seismic equipment and complete data acquisition systems which may be configured to meet a customer's particular needs and (iii) length of lease term. The Company competes in the used equipment sales market with a broad base of seismic equipment owners, including seismic service companies which use and eventually dispose of seismic equipment, many of which have substantially greater financial resources than the Company. The Company believes there is one competitor in the used seismic equipment sales business that generates comparable revenues from such sales, as well as numerous, smaller competitors who, in the aggregate, generate significant revenue from such sales.


SUPPLIERS

     The Company has several suppliers of seismic equipment for its lease fleet. The Company currently acquires the majority of the 3-D channel boxes for its lease fleet from I/O and Sercel and acquires the majority of its vibrator control electronics from Pelton. The Company believes that I/O and Sercel manufacture most of the land-based seismic systems and equipment in use. Other suppliers of peripheral seismic equipment include OYO Geospace Corporation (geophones, cables and seismic cameras), Charge-Air Compression Systems (compressors), Steward Cable (cables), Trace Exploration (seismic vibrators), Mark Products (geophones and cables) and Mertz, Inc. (seismic vibrators). From time to time, the Company purchases new and used peripheral seismic equipment from various other manufacturers. Management believes that its current relationships with its suppliers are satisfactory.

EMPLOYEES

     As of October 31, 1997, the Company had 26 employees, none of whom is covered by a collective bargaining agreement. Twenty employees are involved in sales, management and administration and six work in field operations. The Company considers its employee relations to be satisfactory.

PROPERTIES

     The Company owns its corporate office and warehouse facilities in Huntsville, Texas. Its headquarters facility consists of 25,000 square feet of office and warehouse space on approximately six acres. The Company also leases approximately 10,000 square feet of office and warehouse space at its facilities in Calgary, Alberta, Canada.

LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the directors and executive officers of the Company:


           NAME             AGE                             POSITION
           ----             ---                             --------
Billy F. Mitcham, Jr......  49    Chairman of the Board of Directors, President and Chief
                                    Executive Officer
Paul C. Mitcham...........  33    Vice President -- Operations and Director
William J. Sheppard.......  49    Vice President -- International Operations and Director
Roberto Rios..............  39    Vice President -- Finance, Secretary, Treasurer and Director
Gordon M. Greve...........  62    Director
Randal Dean Lewis.........  54    Director
John F. Schwalbe..........  53    Director


     Billy F. Mitcham, Jr. has been Chairman of the Board of Directors, President and Chief Executive Officer of the Company since its founding in 1987. He has more than 20 years of experience in the geophysical industry. From 1979 to 1987, he served in various management capacities with Mitcham Associates, Inc., a seismic equipment leasing company. From 1975 to 1979, Mr. Mitcham served in various capacities with Halliburton Services, an oilfield services company.

     Paul C. Mitcham is Vice President -- Operations and a director of the Company and has been employed by the Company in various management positions since 1989. Prior to 1989, he worked in various field positions in the geophysical industry. Paul C. Mitcham is the brother of Billy F. Mitcham, Jr.


     William J. Sheppard was elected Vice President -- International Operations and a director of the Company in 1994. Mr. Sheppard has more than 25 years of experience in the geophysical industry. From 1987 until 1994, Mr. Sheppard was the President of Alberta Supply Company, a Canadian seismic equipment sales and services company.


     Roberto Rios was elected Vice President -- Finance, Secretary and Treasurer and a director of the Company in 1994. From 1990 through 1994, Mr. Rios held several senior-level positions, including Vice President and General Manager, with ADVO, Incorporated, a publicly-traded nationwide direct mail distribution company. From 1980 through 1989, he held several financial positions, including Controller, of The Shoppers' Guide, a company that produces a direct mail advertising guide and that is a subsidiary of Harte-Hanks Communications, Inc., a multimedia company. Mr. Rios is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

     Gordon M. Greve was elected a director of the Company in 1995. He held various management positions with Amoco Corporation from 1977 through 1994 and has more than 30 years of experience in the geophysical industry. With Amoco, he served as the Acting Vice President of Exploration Technology and Services from February through September 1994. He was manager of exploration from 1991 through 1994 and a manager in geophysics from 1986 to 1991. Mr. Greve served as the President of the Society of Exploration Geophysicists for the 1995-1996 term.


     Randal Dean Lewis was elected a director of the Company in 1995. Mr. Lewis is the interim Dean of the Business School at Sam Houston State University and he has served in this capacity since 1995. From 1987 to 1995, Mr. Lewis was the Associate Dean and Professor of Marketing at Sam Houston State University. Prior to 1987, Mr. Lewis held a number of executive positions in the banking and finance industries.


     John F. Schwalbe was elected a director of the Company in 1994. Mr. Schwalbe has been a Certified Public Accountant in private practice since 1978, with primary emphasis on tax planning, consultation and compliance.

EMPLOYMENT AGREEMENT WITH BILLY F. MITCHAM, JR.

     Billy F. Mitcham, Jr.'s employment agreement with the Company is for a term of five years, beginning January 15, 1997, which term is automatically extended for successive one-year periods unless either party gives written notice of termination at least 30 days prior to the end of the current term. The agreement provides for an annual salary of $150,000 and a bonus at the discretion of the Board of Directors. It may be terminated prior to the end of the initial term or any extension thereof if Mr. Mitcham dies; if it is determined that Mr. Mitcham has become disabled (as defined); if Mr. Mitcham gives three months prior notice of resignation; if the Company's Board of Directors gives Mr. Mitcham notice of termination "without cause"; or if the Board of Directors determines that Mr. Mitcham has breached the employment agreement in any material respect, has appropriated a material business opportunity of the Company or has engaged in fraud or dishonesty with respect to the Company's business or is convicted of or indicted for any felony criminal offense or any crime punishable by imprisonment. If Mr. Mitcham terminates his employment within 60 days following
(i) a material reduction in his duties and responsibilities (without his consent) or (ii) a reduction in, or failure by the Company to pay when due, any portion of his salary, he will be entitled to payments equal to $450,000, payable ratably over the 24 months following such termination. For a period of two years after the termination of the agreement, Mr. Mitcham is prohibited from engaging in any business activities that are competitive with the Company's business and from diverting any of the Company's customers to a competitor. The Company has no employment agreements with any of its other executive officers. See "Risk Factors -- Dependence on Key Personnel."

                     CERTAIN TRANSACTIONS AND RELATIONSHIPS

     Effective September 20, 1993, the Company and Billy F. Mitcham, Jr. entered into a Voting Agreement (the "Voting Agreement") with Billy F. Mitcham, Sr., Paul C. Mitcham and two trusts established for the benefit of Mr. Mitcham, Jr.'s sons. Under the Voting Agreement, the holders of shares subject thereto have agreed that Mr. Mitcham, Jr. has the authority to vote an additional 279,490 shares of Common Stock. Mr. Mitcham, Jr. has voting control of an aggregate of 534,490 shares, or 7.1%, of Common Stock, as of October 31, 1997, and will have voting control of an aggregate of 484,490 shares, or 5.2%, after the Offering. The Voting Agreement will terminate on the earlier of the agreement of the parties, the transfer by the parties of their shares or the expiration of 25 years. See "Principal and Selling Shareholders."

     Since April 1994, the Company has engaged Billy F. Mitcham, Sr. under a consulting agreement. Mr. Mitcham, Sr. has been involved in the energy industry since 1952 and was formerly the owner and the President of Mitcham Associates, Inc., which was previously engaged in the leasing and sale of seismic equipment. Mr. Mitcham, Sr. has served as an industry expert and consultant for the Company since 1987. The agreement calls for monthly payments to Mr. Mitcham, Sr. of $5,500. The Company paid Mr. Mitcham, Sr. a total of $66,000 under the agreement in fiscal 1997. The consulting agreement prohibits Mr. Mitcham, Sr. from providing consulting services to, and from contacting or soliciting in an effort to provide services to, any competitor of the Company for two years after the termination of his engagement. The current term of the agreement expires January 31, 1999, subject to earlier termination on the occurrence of certain stated events, and is renewable for successive one-year terms at the Company's option. The Company believes Mr. Mitcham, Sr. could successfully compete with the Company, given his contacts and extensive knowledge of the seismic leasing industry. For the above reasons, the Company believes the terms of Mr. Mitcham, Sr.'s consulting agreement are no less favorable than could be obtained from an unaffiliated third party with similar experience.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of Common Stock as of October 31, 1997 by (i) each of the Company's directors; (ii) each Selling Shareholder; (iii) each person who is known by the Company to own beneficially more than 5% of the Common Stock; and
(iv) all executive officers and directors as a group.


                                              SHARES OWNED                         SHARES OWNED
                                             BEFORE OFFERING       NUMBER OF      AFTER OFFERING
          NAME AND ADDRESS OF             ---------------------     SHARES      ------------------
          BENEFICIAL OWNER(1)              NUMBER       PERCENT     OFFERED     NUMBER     PERCENT
          -------------------             --------      -------    ---------    -------    -------
Billy F. Mitcham, Jr....................   676,062(2)      8.8%     50,000(3)   626,062      6.6%
Paul C. Mitcham.........................   129,430(4)      1.7%     30,000       99,430      1.1%
Billy F. Mitcham III Trust..............    45,981(5)        *      10,000       35,981      *
Benjamin R. Mitcham Trust...............    45,981(5)        *      10,000       35,981      *
Roberto Rios............................    34,422(6)        *          --       34,422      *
William J. Sheppard.....................    32,422(7)        *          --       32,422      *
Gordon M. Greve.........................     2,000(8)        *          --        2,000      *
  387 Horse Thief Lane
  Durango, Colorado 81301
Randal Dean Lewis.......................     1,000(8)        *          --        1,000      *
  College of Business Administration
  P. O. Box 2056
  Sam Houston State University
  Huntsville, Texas 77341
John F. Schwalbe........................     3,000(8)        *          --        3,000      *
  10700 Richmond Avenue #219
  Houston, Texas 77042
All executive officers and directors as
  a group (7 persons)...................   748,906(9)       10%     50,000(3)   698,906      7.3%
FMR Corp................................   446,500(10)     5.9%         --      446,500      4.8%
  82 Devonshire Street
  Boston, Massachusetts 02109
Wellington Management Company, LLP......   385,000(11)     5.1%         --      385,000      4.1%
  75 State Street
  Boston, Massachusetts 02109


---------------

  *  Less than 1%

 (1) The business address of each shareholder is the same as the address of the Company's principal executive offices, unless otherwise indicated.

 (2) Includes an aggregate of 279,490 shares of Common Stock owned by Billy F. Mitcham, Sr. (115,040 shares), Paul C. Mitcham (89,930 shares) and two trusts established for the benefit of Mr. Mitcham, Jr.'s sons (74,520 shares), and as to which shares Mr. Mitcham, Jr. has the right to vote under the Voting Agreement. Also includes shares underlying currently exercisable options to purchase an aggregate of 141,572 shares of Common Stock, as follows: Billy F. Mitcham, Jr. (38,880 shares), Billy F. Mitcham, Sr. (45,750 shares), Paul C. Mitcham (39,500 shares) and the two trusts (17,442 shares).

 (3) Represents the shares being sold by the indicated Selling Shareholders, as to which Billy F. Mitcham, Jr. has the right to vote under the Voting Agreement.

 (4) Includes shares underlying currently exercisable options to purchase 39,500 shares.

 (5) Represents shares underlying currently exercisable warrants to purchase 8,721 shares.

 (6) Includes shares underlying currently exercisable options to purchase 30,000 shares and a currently exercisable warrant to purchase 2,422 shares.


 (7) Represents shares underlying currently exercisable options and warrants.



 (8) Represents shares underlying currently exercisable options.



 (9) Includes shares underlying currently exercisable options and warrants to purchase an aggregate of 212,416 shares of Common Stock, as follows: the 141,572 shares referred in footnote (2) above, Roberto Rios (32,422 shares), William J. Sheppard (32,422 shares), Gordon M. Greve (2,000 shares), Randal Dean Lewis (1,000 shares) and John F. Schwalbe (3,000 shares).


(10) Based solely on information contained in a Schedule 13G, dated February 14, 1997, filed by FMR Corp. with the Securities and Exchange Commission (the "Commission").

(11) Based solely upon information contained in a Schedule 13G, dated February 12, 1997, filed by Wellington Management Company, LLP with the Commission.

               DESCRIPTION OF CAPITAL STOCK AND OTHER SECURITIES

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $1.00 per share. As of October 31, 1997, there were outstanding 7,510,759 shares of Common Stock, no shares of Preferred Stock, options to purchase up to 271,880 shares of Common Stock, and warrants to purchase up to 394,113 shares of Common Stock. Upon completion of this Offering, there will be 9,310,759 issued and outstanding shares of Common Stock.

     The following description of the Company's capital stock and other securities and selected provisions of its Amended and Restated Articles of Incorporation (the "Amended Articles") and Restated Bylaws is a summary and is qualified in its entirety by the Company's Amended Articles and Restated Bylaws, copies of which have been filed with the Commission.

COMMON STOCK

     Holders of the Common Stock are entitled to one vote per share for the election of directors and other corporate matters. Holders of Common Stock are not entitled to cumulative voting rights in connection with the election of directors. Therefore, the holders of a majority of the shares voting for the election of directors may elect all the directors. The Amended Articles permit actions to be taken by the shareholders of the Company without a meeting, by written consent, including a written consent signed by less than all of the shareholders of the Company. Section 9.10A of the Texas Business Corporation Act ("TBCA") requires that prompt notice of the taking of any action by shareholders without a meeting by less than unanimous written consent be given to all shareholders who did not consent in writing to the action.

     Subject to the rights of any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors of the Company out of funds legally available therefor. Upon liquidation or dissolution, holders of the Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment or provision for all liabilities and any preferential rights of any Preferred Stock then outstanding. The Common Stock carries no preemptive rights. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company in the Offering will be, upon payment therefor as contemplated herein, validly issued, fully paid and nonassessable securities of the Company.

WARRANTS

     As of October 31, 1997, there were outstanding warrants to acquire an aggregate of 394,113 shares of Common Stock at exercise prices from $3.50 to $28.12 per share, at a weighted average price of $8.75 per share, expiring on various dates through October 28, 2002.

     The warrants contain provisions providing for appropriate adjustment in the event of any merger, consolidation, recapitalization, reclassification, stock dividend, stock split or similar transaction. The warrants contain net issuance provisions permitting the holder thereof to elect to exercise the warrants in whole or in part and instruct the Company to withhold from the shares issuable upon exercise a number of shares, valued at the current fair market value on the date of exercise, to pay the exercise price. Such net exercise provision has the effect of requiring the Company to issue shares of Common Stock without a corresponding increase in capital. A net exercise of the warrants will have the same dilutive effect on the interests of the Company's shareholders as will a cash exercise.

OPTIONS


     As of October 31, 1997, there were outstanding options to acquire an aggregate of 271,880 shares of Common Stock, 204,130 of which are currently exercisable. Such options were exercisable at prices ranging from $3.29 per share to $22 per share, at a weighted average exercise price of $7.88 per share, expiring on various dates through October 3, 2007.

PREFERRED STOCK

     The Board of Directors of the Company is empowered, without approval of the Company's shareholders, to cause shares of Preferred Stock to be issued in one or more series and to establish the number of shares to be included in each such series and the designations, preferences, limitations and relative rights, including voting rights, of the shares of any series. Because the Board of Directors has the power to establish the preferences and rights of each series, it may afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. This includes, among other things, voting rights, conversion privileges, dividend rates, redemption rights, sinking fund provisions and liquidation rights which shall be superior to the Common Stock. The issuance of shares of Preferred Stock could have the effect of delaying or preventing a change in control of the Company. No shares of Preferred Stock will be outstanding at the consummation of this Offering, and the Board of Directors has no current plans to issue any shares of Preferred Stock.

BUSINESS COMBINATION LAW

     The Company is subject to Part Thirteen of the TBCA, known as the "Business Combination Law." The Business Combination Law prohibits certain mergers, sales of assets, reclassifications and other transactions between shareholders beneficially owning 20% or more of the outstanding stock of an "issuing public corporation" (such shareholders being defined as affiliated shareholders) for a period of three years following the affiliated shareholder acquiring shares representing 20% or more of the corporation's voting power, unless two-thirds of the unaffiliated shareholders approve the transactions at a meeting held no earlier than six months after the shareholder acquires that ownership. However, the provisions requiring such a vote of shareholders will not apply to any transaction with an affiliated shareholder if the transaction or the purchase of shares by the affiliated shareholder is approved by the board of directors before the affiliated shareholder acquires beneficial ownership of 20% of the shares or if the affiliated shareholder was an affiliated shareholder prior to December 31, 1996, and continued as such through the date of the transaction.


     An "issuing public corporation" is defined as a corporation organized under the laws of Texas that has: (i) 100 or more shareholders, (ii) any class or series of its voting shares registered under the Exchange Act of 1934, as amended, or similar or successor statute or (iii) any class or series of its voting shares qualified for trading in a national market system. The Business Combination Law also contains an opt-out provision that allows a corporation to elect out of the statute by adopting a by-law or charter amendment prior to December 31, 1997, but the Company does not intend to do so.


     Under certain circumstances, the Business Combination Law makes it more difficult for an affiliated shareholder to effect various business combinations with a corporation for a three-year period. The provisions of the Business Corporation Law may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors of the Company, since the shareholder approval requirement would be avoided if a majority of the directors then approve, before the shareholder becomes an affiliated shareholder, either the business combination or the transaction that results in the shareholder becoming an affiliated shareholder.

LIMITATION ON DIRECTORS' LIABILITY


     The Amended Articles limit the liability of the Company's directors to the Company or its shareholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Texas law. Specifically, directors of the Company will not be personally liable for monetary damages for an act or omission in the director's capacity as a director except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith that constitute a breach of duty of the director to the Company or that involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit or (iv) an act or omission for which the liability of the director is expressly provided for by an applicable statute.


     The inclusion in the Company's Amended Articles of the limitation of the personal liability of the Company's directors to the Company may have the effect of reducing the likelihood of derivative litigation against those directors, and may deter shareholders or management from bringing a lawsuit against those directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its shareholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is North American Transfer Co. Its address is 147 West Merrick Road, Freeport, New York 11520.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Shareholders have agreed to sell to the Underwriters named below (the "Underwriters"), for whom Jefferies & Company, Inc., Rauscher Pierce Refsnes, Inc. and Gaines, Berland Inc. are acting as representatives (the "Representatives"), and the Underwriters have severally agreed to purchase the number of shares of Common Stock set forth opposite their respective names in the table below at the public offering price less the underwriting discount set forth on the cover page of this Prospectus:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Jefferies & Company, Inc....................................
Rauscher Pierce Refsnes, Inc................................
Gaines, Berland Inc.........................................

                                                              ---------
          Total.............................................  1,850,000
                                                              =========

     The Underwriting Agreement provides that the obligation of the Underwriters to purchase the shares of Common Stock is subject to certain conditions. The Underwriters are committed to purchase all of the shares of Common Stock offered (other than those covered by the over-allotment option described below), if any are purchased.


     The Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $0.10 per share to certain other dealers. After the public offering of Common Stock, the public offering price and concessions to selected dealers and the reallowance to other dealers may be changed by the Representatives.


     The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 277,500 additional shares of Common Stock at the public offering price, less the underwriting discount. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table. The Underwriters may exercise such right of purchase only for the purpose of covering overallotments, if any, made in connection with the shares of Common Stock.


     The Company, the directors and executive officers of the Company and the Selling Shareholders have agreed not to offer for sale, sell or otherwise dispose of any shares for Common Stock, or any securities convertible into or exchangeable for shares of Common Stock, for a period of 180 days from the date of this Prospectus, without the prior written consent of Jefferies & Company, Inc.


     The Representatives have informed the Company and the Selling Shareholders that they do not expect the Underwriters to confirm sales of shares of Common Stock offered by this Prospectus to any accounts over which they exercise discretionary authority.

     The Representatives have advised the Company that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the

Offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the Offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     In connection with the Offering, certain Underwriters and selling group members (if any) who are qualified market makers on The Nasdaq Stock Market may engage in passive market making transactions in the Common Stock on The Nasdaq Stock Market in accordance with Rule 103 of Regulation M during the business day prior to the pricing of the Offering before the commencement of offers or sales of the Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security, if all independent bids are lowered below the market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain civil liabilities that may be incurred in connection with the Offering, including liabilities under the Securities Act of 1933 (the "Securities Act"), or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company by Norton, Jacobs, Kuhn & McTopy, L.L.P. and for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas. Carl L. Norton owns 16,000 shares of Common Stock. The Norton Family Trust, of which Carl L. Norton is a beneficiary, and Sabrina A. McTopy own warrants to acquire an additional aggregate of 118,230 shares of Common Stock. Carl L. Norton and Sabrina A. McTopy are partners in Norton, Jacobs, Kuhn & McTopy, L.L.P.

                                    EXPERTS


     The Consolidated Financial Statements of the Company as of January 31, 1996 and 1997 and for each of the years in the three-year period ended January 31, 1997 included in this Prospectus have been audited by Hein + Associates LLP, independent certified public accountants, as set forth in their report appearing elsewhere herein, and is included herein in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.


                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered by this Prospectus. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and to the securities offered hereby, reference is made to such Registration Statement, including the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy and information statements and other information filed with the Commission. Reports, proxy statements, and other information filed by the Company with the Commission are available at the web site that the Commission maintains at http://www.sec.gov. and can be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, New York, New York, 10048, and the Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock is quoted on the Nasdaq National Market and such reports, proxy and information statements and other information concerning the Company are available at the offices of the Nasdaq National Market located at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company are incorporated herein by reference:

          (1) The Company's Annual Report on Form 10-KSB for the year ended January 31, 1997;

          (2) The Company's Quarterly Report on Form 10-QSB for the quarter ended April 30, 1997;

          (3) The Company's Quarterly Report on Form 10-QSB for the quarter ended July 31, 1997;


          (4) The Company's Quarterly Report on Form 10-QSB for the quarter ended October 31, 1997;



          (5) The Company's Current Report on Form 8-K, dated February 24, 1997;



          (6) The Company's Proxy Statement, dated May 12, 1997, for the Company's 1997 Annual Meeting of Shareholders; and



          (7) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, effective December 19, 1994.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST BY SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED HEREIN BY REFERENCE, EXCEPT THAT EXHIBITS TO SUCH DOCUMENTS WILL NOT BE PROVIDED UNLESS THEY ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS. WRITTEN OR TELEPHONE REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO THE COMPANY AT 44000 HIGHWAY 75 SOUTH, (POST OFFICE BOX 1175), HUNTSVILLE, TEXAS 77342, ATTENTION: ROBERTO RIOS, TELEPHONE NUMBER (409) 291-2277.

                         INDEX TO FINANCIAL STATEMENTS


                                                                PAGE
                                                                ----
Independent Auditor's Report................................    F-2
Consolidated Balance Sheets as of January 31, 1996 and 1997
  and October 31, 1997 (unaudited)..........................    F-3
Consolidated Statements of Income for the Years Ended
  January 31, 1995, 1996 and 1997 and the Nine Months Ended
  October 31, 1996 and 1997 (unaudited).....................    F-4
Consolidated Statements of Changes in Shareholders' Equity
  for the Years Ended January 31, 1995, 1996 and 1997 and
  the Nine Months Ended October 31, 1997 (unaudited)........    F-5
Consolidated Statements of Cash Flows for the Years Ended
  January 31, 1995, 1996 and 1997 and the Nine Months Ended
  October 31, 1996 and 1997 (unaudited).....................    F-6
Notes to Consolidated Financial Statements..................    F-7

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
Mitcham Industries, Inc.
Huntsville, Texas

     We have audited the accompanying consolidated balance sheets of Mitcham Industries, Inc. and Subsidiary as of January 31, 1996 and 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mitcham Industries, Inc. and Subsidiary as of January 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended January 31, 1997, in conformity with generally accepted accounting principles.

/s/ HEIN + ASSOCIATES LLP

Hein + Associates LLP

Houston, Texas
March 12, 1997

                            MITCHAM INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                             JANUARY 31,
                                                      --------------------------    OCTOBER 31,
                                                         1996           1997           1997
                                                      -----------    -----------    -----------
                                                                                    (UNAUDITED)
Current assets:
  Cash..............................................  $   637,000    $   301,000    $ 3,819,000
  Accounts receivable, net of allowance for doubtful
     accounts of $347,000, $1,500,000 and $891,000
     at January 31, 1996 and 1997 and October 31,
     1997, respectively.............................    2,277,000      3,598,000     10,366,000
  Installment trade receivables.....................      193,000      1,141,000      3,894,000
  Inventory.........................................      206,000        473,000      1,527,000
  Prepaid expenses and other current assets.........      274,000        100,000         93,000
  Income taxes recoverable..........................           --             --        177,000
                                                      -----------    -----------    -----------
          Total current assets......................    3,587,000      5,613,000     19,876,000
Seismic equipment lease pool, net of accumulated
  depreciation......................................    8,115,000     17,963,000     37,450,000
Property and equipment, net of accumulated
  depreciation......................................      472,000        619,000        782,000
Other assets........................................       65,000         98,000             --
                                                      -----------    -----------    -----------
          Total assets..............................  $12,239,000    $24,293,000    $58,108,000
                                                      ===========    ===========    ===========

                             LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Notes payable to bank.............................  $   400,000    $   999,000    $        --
  Current installments of long-term debt............      447,000        938,000             --
  Accounts payable..................................      491,000      1,941,000     16,040,000
  Income taxes payable..............................      311,000        267,000             --
  Deferred income taxes payable.....................      544,000        902,000        113,000
  Accrued liabilities and other current
     liabilities....................................      474,000        685,000      1,744,000
                                                      -----------    -----------    -----------
          Total current liabilities.................    2,667,000      5,732,000     17,897,000
                                                      -----------    -----------    -----------
Long-term debt:
  Long-term debt, net of current installments.......    1,155,000      2,674,000             --
  Capital lease obligations, net of current
     portion........................................       18,000             --             --
Deferred income taxes...............................      351,000        645,000      1,257,000
                                                      -----------    -----------    -----------
          Total liabilities.........................    4,191,000      9,051,000     19,154,000
Commitments and contingencies
Shareholders' equity:
  Preferred stock, $1.00 par value; 1,000,000 shares
     authorized; none issued and outstanding........           --             --             --
  Common stock, $.01 par value; 20,000,000 shares
     authorized; 3,221,000, 4,474,880 and 7,510,759
     shares, respectively, issued and outstanding...       32,000         45,000         75,000
  Additional paid-in capital........................    4,340,000      8,819,000     27,607,000
  Retained earnings.................................    3,676,000      6,378,000     11,264,000
  Cumulative translation adjustment.................           --             --          8,000
                                                      -----------    -----------    -----------
          Total shareholders' equity................    8,048,000     15,242,000     38,954,000
                                                      -----------    -----------    -----------
          Total liabilities and shareholders'
            equity..................................  $12,239,000    $24,293,000    $58,108,000
                                                      ===========    ===========    ===========


   The accompanying Notes are an integral part of these financial statements.

                            MITCHAM INDUSTRIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME


                                                                                 NINE MONTHS
                                          YEARS ENDED JANUARY 31,             ENDED OCTOBER 31,
                                   -------------------------------------   ------------------------
                                      1995         1996         1997          1996         1997
                                   ----------   ----------   -----------   ----------   -----------
                                                                                 (UNAUDITED)
Revenues:
  Leases of seismic equipment....  $2,424,000   $5,157,000   $ 8,345,000   $5,356,000   $10,901,000
  Sales of seismic equipment.....   2,860,000    2,135,000     6,345,000    2,007,000    15,391,000
                                   ----------   ----------   -----------   ----------   -----------
     Total revenues..............   5,284,000    7,292,000    14,690,000    7,363,000    26,292,000
                                   ----------   ----------   -----------   ----------   -----------
Costs and expenses:
  Seismic equipment subleases....     245,000      251,000       203,000      111,000       238,000
  Sales of seismic equipment.....   2,027,000    1,085,000     4,197,000    1,261,000    12,666,000
  General and administrative.....     924,000    1,344,000     1,808,000    1,199,000     2,189,000
  Provision for doubtful
     accounts....................      35,000      627,000     1,346,000      418,000       709,000
  Depreciation...................     363,000    1,331,000     3,112,000    1,951,000     3,919,000
                                   ----------   ----------   -----------   ----------   -----------
     Total costs and expenses....   3,594,000    4,638,000    10,666,000    4,940,000    19,721,000
                                   ----------   ----------   -----------   ----------   -----------
Operating income.................   1,690,000    2,654,000     4,024,000    2,423,000     6,571,000
Other income (expense):
  Interest, net..................    (209,000)     (21,000)     (240,000)    (170,000)      232,000
  Other, net.....................      60,000       38,000       367,000      219,000       586,000
                                   ----------   ----------   -----------   ----------   -----------
     Total other income
       (expense).................    (149,000)      17,000       127,000       49,000       818,000
                                   ----------   ----------   -----------   ----------   -----------
Income before income taxes.......   1,541,000    2,671,000     4,151,000    2,472,000     7,389,000
Provision for income taxes.......     541,000      958,000     1,449,000      854,000     2,503,000
                                   ----------   ----------   -----------   ----------   -----------
Net income.......................  $1,000,000   $1,713,000   $ 2,702,000   $1,618,000   $ 4,886,000
                                   ==========   ==========   ===========   ==========   ===========
Earnings per common and common
  equivalent share:
     Primary.....................  $     0.66   $     0.52   $      0.60   $     0.37   $      0.67
     Assuming full dilution......        0.66         0.50          0.59         0.36          0.66
                                   ==========   ==========   ===========   ==========   ===========
Shares used in computing earnings
  per common and common
  equivalent share:
     Primary.....................   1,514,000    3,306,000     4,522,000    4,431,000     7,330,000
     Assuming full dilution......   1,514,000    3,403,000     4,581,000    4,489,000     7,406,000
                                   ==========   ==========   ===========   ==========   ===========



   The accompanying Notes are an integral part of these financial statements.

                            MITCHAM INDUSTRIES, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                          COMMON STOCK       ADDITIONAL                  CUMULATIVE
                                       -------------------     PAID-IN      RETAINED     TRANSLATION
                                        SHARES     AMOUNT      CAPITAL      EARNINGS     ADJUSTMENT       TOTAL
                                       ---------   -------   -----------   -----------   -----------   -----------
Balances, February 1, 1994...........  1,380,000.. $14,000   $        --   $   963,000     $    --     $   977,000
  Issuance of common stock, net of
    offering expenses................  1,790,000..  18,000     4,181,000            --          --       4,199,000
  Net income.........................         --        --            --     1,000,000                   1,000,000
                                       ---------   -------   -----------   -----------     -------     -----------
Balances, January 31, 1995...........  3,170,000..  32,000     4,181,000     1,963,000          --       6,176,000
  Compensation on stock options
    issued to employees..............         --        --        37,000            --          --          37,000
  Issuance of common stock upon
    exercise of warrants.............     51,000        --       122,000            --          --         122,000
  Net income.........................         --        --            --     1,713,000          --       1,713,000
                                       ---------   -------   -----------   -----------     -------     -----------
Balances, January 31, 1996...........  3,221,000    32,000     4,340,000     3,676,000          --       8,048,000
  Issuance of common stock upon
    exercise of warrants.............  1,254,000    13,000     4,479,000            --          --       4,492,000
  Net income.........................         --        --            --     2,702,000          --       2,702,000
                                       ---------   -------   -----------   -----------     -------     -----------
Balances, January 31, 1997...........  4,475,000    45,000     8,819,000     6,378,000          --      15,242,000
  Issuance of common stock, net of
    offering expenses (unaudited)....  2,875,000    29,000    18,138,000            --          --      18,167,000
  Issuance of common stock upon
    exercise of warrants and options
    (unaudited)......................    161,000     1,000       650,000            --          --         651,000
  Cumulative translation adjustment
    (unaudited)......................         --        --            --            --       8,000           8,000
  Net income (unaudited).............         --        --            --     4,886,000          --       4,886,000
                                       ---------   -------   -----------   -----------     -------     -----------
Balances, October 31, 1997,
  (unaudited)........................  7,511,000   $75,000   $27,607,000   $11,264,000     $ 8,000     $38,954,000
                                       =========   =======   ===========   ===========     =======     ===========


   The accompanying Notes are an integral part of these financial statements.

                            MITCHAM INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                NINE MONTHS ENDED
                                                         YEARS ENDED JANUARY 31,                   OCTOBER 31,
                                                 ----------------------------------------   --------------------------
                                                    1995          1996           1997          1996           1997
                                                 -----------   -----------   ------------   -----------   ------------
                                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net income...................................  $ 1,000,000   $ 1,713,000   $  2,702,000   $ 1,618,000   $  4,886,000
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation...............................      363,000     1,331,000      3,112,000     1,951,000      3,919,000
    Provision for doubtful accounts, net of
      chargeoffs...............................       (3,000)      257,000      1,153,000       268,000       (609,000)
    Loss on disposal of assets.................       12,000            --             --            --             --
    Deferred income taxes......................      467,000       284,000        608,000       666,000       (177,000)
    Trade accounts receivable..................   (1,404,000)     (742,000)    (3,422,000)   (1,158,000)    (8,912,000)
    Accounts payable and other current
      liabilities..............................       71,000       554,000        193,000      (193,000)     4,513,000
    Other, net.................................      (46,000)     (171,000)      (126,000)     (540,000)    (1,382,000)
                                                 -----------   -----------   ------------   -----------   ------------
         Net cash provided by (used in)
           operating activities................      460,000     3,226,000      4,220,000     2,612,000      2,238,000
                                                 -----------   -----------   ------------   -----------   ------------
Cash flows from investing activities:
  Purchases of seismic equipment held for
    lease......................................   (1,938,000)   (5,321,000)   (14,011,000)   (5,750,000)   (20,624,000)
  Purchases of property and equipment..........      (22,000)     (444,000)      (231,000)     (131,000)      (279,000)
  Proceeds from sale of lease pool equipment
    and property and equipment.................           --       846,000      2,603,000            --      7,976,000
                                                 -----------   -----------   ------------   -----------   ------------
         Net cash used in investing
           activities..........................   (1,960,000)   (4,919,000)   (11,639,000)   (5,881,000)   (12,927,000)
                                                 -----------   -----------   ------------   -----------   ------------
Cash flows from financing activities:
  Proceeds from short-term borrowings..........    1,413,000       400,000      1,000,000            --             --
  Payments on short-term borrowings............   (4,242,000)     (256,000)      (401,000)     (400,000)    (1,937,000)
  Proceeds from long-term debt.................      500,000     1,372,000      3,126,000     3,126,000             --
  Payments on long-term debt and capitalized
    lease obligations..........................      (97,000)     (182,000)    (1,134,000)     (834,000)    (2,674,000)
  Capitalized stock issuance costs and deferred
    financing charges..........................      (25,000)           --             --            --             --
  Proceeds from issuance of common stock, net
    of offering expenses.......................    4,186,000       122,000      4,492,000     4,070,000     18,818,000
                                                 -----------   -----------   ------------   -----------   ------------
         Net cash provided by financing
           activities..........................    1,735,000     1,456,000      7,083,000     5,962,000     14,207,000
                                                 -----------   -----------   ------------   -----------   ------------
Net increase (decrease) in cash................      235,000      (237,000)      (336,000)    2,693,000      3,518,000
Cash, beginning of period......................      639,000       874,000        637,000       637,000        301,000
                                                 -----------   -----------   ------------   -----------   ------------
Cash, end of period............................  $   874,000   $   637,000   $    301,000   $ 3,330,000   $  3,819,000
                                                 ===========   ===========   ============   ===========   ============
Supplemental cash flow information:
  Cash paid for:
    Interest...................................  $   196,000   $    78,000   $    385,000   $   289,000   $    143,000
    Taxes......................................          800       384,000        865,000       515,000      2,835,000
                                                 ===========   ===========   ============   ===========   ============
  Equipment acquired under capital lease.......  $    36,000   $        --   $         --   $        --   $         --
  Equipment purchases in accounts payable......           --       226,000      1,468,000     3,009,000     10,645,000
  Equipment purchased with vendor financing....    2,500,000            --             --            --             --
                                                 ===========   ===========   ============   ===========   ============


   The accompanying Notes are an integral part of these financial statements.

                            MITCHAM INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (INFORMATION SUBSEQUENT TO JANUARY 31, 1997 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Mitcham Industries, Inc. (the Company), is a Texas corporation formed on January 29, 1987. The Company and its wholly-owned Canadian subsidiary provide full-service equipment leasing, sales and services to the seismic industry worldwide, primarily in North and South America.

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary. All intercompany transactions and balances have been eliminated in consolidation.


     Description of leasing arrangements -- The Company leases various types of seismic equipment to seismic data acquisition companies. All leases at October 31, 1997 are for one year or less. Lease revenue is recognized ratably over the term of the lease.


     Equipment sold on the installment basis -- The Company periodically sells seismic equipment on an installment basis. The terms of the sale agreements generally require twelve payments, with two payments due upon delivery of the equipment and the remaining payments due over the succeeding ten months. To the extent a down payment equal to at least 16.5% of the sales price is not received, the gross profit from the sale is deferred until sufficient payments have been received to warrant full revenue recognition.

     Lease/purchase transactions -- The Company periodically leases equipment with an option to purchase. The percentage of the lease payments that may be credited towards the purchase price is recorded as deferred revenues until the customer exercises the option to purchase the equipment; at which time the transaction is recorded as a sale.

     Inventories -- Inventories consist primarily of used seismic equipment purchased in bulk liquidation sales. Inventories are valued at the lower of cost or market using the average cost method.

     Seismic equipment held for lease -- Seismic equipment held for lease consists primarily of remote signal conditioners (channel boxes) and peripheral equipment and is carried at cost, net of accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the equipment, which is seven years for channel boxes and three to seven years for other peripheral equipment.

     Property and equipment -- Property and equipment is carried at cost, net of accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the property and equipment. The estimated useful lives of equipment range from three to seven years. Buildings are depreciated over 40 years and property improvements over 10 years.

     Income taxes -- The Company accounts for its taxes under the liability method, whereby the Company recognizes on a current and long-term basis, deferred tax assets and liabilities which represent differences between the financial and income tax reporting bases of its assets and liabilities. Historically the Company has paid income taxes on the cash basis of accounting. Beginning in fiscal 1998, the Company will no longer be eligible to report on the cash basis of accounting for federal income tax reporting purposes.

     Cash equivalents -- For purposes of presenting cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Earnings per share -- Primary earnings per common and common equivalent share and earnings per common and common equivalent share assuming full dilution are computed on the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options and warrants to purchase common stock.

     Use of estimates -- The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that

                            MITCHAM INDUSTRIES, INC.

affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

     Industry concentration -- The Company's revenues are derived from seismic equipment leased to companies providing seismic acquisition services. The seismic industry has rapidly expanded its 3-D seismic acquisition capabilities over the past few years as this technology has gained broader market acceptance from oil and gas exploration companies. With this expansion, many of the seismic acquisition companies in North America, while experiencing rapid growth in 3-D seismic acquisition revenues, have not experienced corresponding increases in profitability and have become increasingly leveraged. Should the financial performance of the companies in this industry not improve, the Company could be exposed to additional credit risk and be subjected to declining demand for its leasing services.

     New accounting pronouncements -- The Financial Accounting Standards Board
(FASB) issued SFAS No. 121 entitled Impairment of Long-Lived Assets. SFAS No. 121, which became effective beginning February 1, 1996, provides that in the event that facts and circumstances indicate that the cost of operating assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount of the asset to determine if a writedown to market value or discounted cash flow is required. SFAS No. 121 did not have a material impact on its operating results or financial condition of the Company upon implementation.

     The FASB also issued SFAS No. 123, Accounting for Stock Based Compensation, effective for fiscal years beginning after December 15, 1995. This statement allows companies to choose to adopt the statement's new rules for accounting for employee stock-based compensation plans. For those companies which choose not to adopt the new rules, the statement requires disclosures as to what earnings per share would have been if the new rules had been adopted. Management adopted the disclosure requirements of this statement during fiscal 1997. See Note 12 for further discussion.

     The FASB also issued SFAS No. 128, entitled Earnings Per Share, during February 1997. The new statement, which is effective for financial statements issued after December 31, 1997, including interim periods, establishes standards for computing and presenting earnings per share. The new statement requires retroactive restatement of all prior-period earnings per share data presented. The Company does not believe the new statement will have a material impact upon previously presented earnings per share information.

     The FASB also issued SFAS No. 130, Reporting Comprehensive Income and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     SFAS Nos. 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Because of the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, the standards may have on

                            MITCHAM INDUSTRIES, INC.

the future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of these standards.

     Foreign Currency Translation -- All balance sheet accounts of the Canadian subsidiary are translated at the current exchange rate as of the end of the accounting period. Income statement items are translated at average currency exchange rates. The resulting translation adjustment is recorded as a separate component of shareholders' equity.


     Unaudited Interim Information -- The accompanying financial information as of October 31, 1997 and for the nine month periods ended October 31, 1996 and 1997 has been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements reflect all adjustments, consisting of normal recurring accruals, which are, in the opinion of management, necessary to fairly present such information in accordance with generally accepted accounting principles.


2. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:


                                                        JANUARY 31,
                                                    --------------------    OCTOBER 31,
                                                      1996        1997         1997
                                                    --------    --------    -----------
Land............................................    $ 25,000    $ 25,000     $  25,000
Building and improvements.......................     346,000     360,000       392,000
Furniture and fixtures..........................     153,000     288,000       535,000
Autos and trucks................................     37,0000     122,000       122,000
                                                    --------    --------     ---------
                                                     561,000     795,000     1,074,000
Less accumulated depreciation...................    (889,000)   (176,000)     (292,000)
                                                    --------    --------     ---------
                                                    $472,000    $619,000     $ 782,000
                                                    ========    ========     =========


3. NOTES PAYABLE TO BANK

     On January 31, 1996, the Company executed a new line of credit with a bank. The Company may borrow up to $1,000,000 under the line of credit which bears interest at prime plus 0.5% (9% at January 31, 1997). Advances under the line of credit are collateralized by accounts receivable and inventory. Borrowings under the line were limited to 80% of eligible accounts receivable and 50% of eligible inventory, as defined. This line was replaced by the credit facility discussed in Note 4.

                            MITCHAM INDUSTRIES, INC.

4. LONG-TERM DEBT

     Long-term debt consists of the following:


                                                                JANUARY 31,
                                                          ------------------------    OCTOBER 31,
                                                             1996          1997          1997
                                                          ----------    ----------    -----------
Note payable to a bank due in monthly installments of
  $13,889 plus interest at 1% over its base lending
  rate (10.5% and 10.75% at January 31, 1995 and
  1996), due June 1997, collateralized by lease pool
  equipment...........................................    $  234,000    $       --      $    --
Note payable to a bank, due in monthly installments of
  $2,803, including interest at 9%, due September
  1998, collateralized by land and a building.........       274,000       264,000           --
Note payable to a bank, due in monthly installments of
  $833 plus interest at its base lending rate plus 1%
  (9.75% at January 31, 1996), due September 2000,
  collateralized by land and a building...............        48,000            --           --
Note payable to a bank under a $4,206,000 term loan
  facility, due in monthly installments of $26,270,
  including interest at 9.5%, through March 2000,
  collateralized primarily by lease pool equipment and
  an assignment of leases.............................     1,046,000     3,348,000           --
                                                          ----------    ----------      -------
                                                           1,602,000     3,612,000           --
     Less current maturities..........................      (447,000)     (938,000)          --
                                                          ----------    ----------      -------
                                                          $1,155,000    $2,674,000           --
                                                          ==========    ==========      =======


     All long-term debt balances outstanding as of March 1997 were paid off with the proceeds of the offering of common stock discussed in Note 14.


     In January 1997, the Company established a second revolving line of credit for up to $4.0 million (the "Equipment Revolver") to be used solely for short-term financing of up to 75% of the seismic equipment purchased by the Company for approved lease/purchase contracts, and a second term loan of $1.0 million (the "Second Term Loan") to be used solely for long-term financing of up to 80% of the purchase price of other seismic equipment. Interest on the Equipment Revolver and the Second Term Loan accrues at a floating rate of interest equal to the bank's rate of interest ("Base Rate") plus 0.5%. Interest on amounts advanced under the Equipment Revolver is payable monthly, and the principal amount is due six months after the date of the initial advance; provided, however, that if the lessee under a lease/purchase contract does not purchase the seismic equipment subject to the lease, and there has been no default (as defined) under the lease, then the Company may extend the maturity date for an additional 18 months (the "Extended Term"). In such event, the principal amount of and interest on the amount advanced under the Equipment Revolver would be payable in ratable monthly installments over the Extended Term. Interest on the principal amount of the Second Term Loan is payable in ratable monthly installments over a two-year period through and including January 1999. No advances had been made on either of these two credit facilities at October 31, 1997. The Company has obtained a commitment from Bank One to replace the Equipment Revolver and the Term Loan with a working capital revolving line credit of up to $15 million. Interest on advances under the line of credit will be payable monthly at a variable LIBOR-based rate with principal due two years from the date of the establishment of the line. Advances will be limited to 80% of eligible accounts receivable and 50% of all eligible lease pool equipment.

                            MITCHAM INDUSTRIES, INC.

5. LEASES


     The Company leases and subleases seismic equipment to customers under operating leases with non-cancelable terms of one year or less. These leases are generally renewable on a month-to-month basis. All taxes (other than U.S. federal income taxes) and assessments are the contractual responsibility of the lessee. To the extent the foreign taxes are not paid by the lessee, the relevant foreign taxing authorities might seek to collect such taxes from the Company. Under the terms of its lease agreements, any amounts paid by the Company to such foreign taxing authorities may be billed and collected from the lessee. If the Company is unable to collect the foreign taxes it paid on behalf of its lessees, the Company may have foreign tax credits in the amounts paid which could be applied against its U.S. income tax liability subject to certain limitations. The Company is not aware of any foreign tax obligations as of October 31, 1997.



     The Company leases seismic equipment from others under month-to-month operating leases. Lease expense incurred by the Company in connection with such leases amounted to $245,000, $251,000 and $203,000 for the years ended January 31, 1995, 1996 and 1997, respectively, and $111,000 and $238,000 for the nine months ended October 31, 1996 and 1997, respectively.


     A summary of the equipment held for lease to others is as follows:


                                                      JANUARY 31,
                                               -------------------------     OCTOBER 31,
                                                  1996          1997             1997
                                               -----------   -----------   ----------------
Remote signal conditioners (channel boxes)...  $ 6,764,000   $13,274,000     $23,566,000
Other peripheral equipment...................    2,816,000     8,471,000      20,684,000
Less: accumulated depreciation...............   (1,465,000)   (3,782,000)     (6,800,000)
                                               -----------   -----------     -----------
                                               $ 8,115,000   $17,963,000     $37,450,000
                                               ===========   ===========     ===========


6. INCOME TAXES

     The components of income tax expense are as follows:

                                                                JANUARY 31,
                                                      --------------------------------
                                                        1995       1996        1997
                                                      --------   --------   ----------
Current:
  Federal...........................................  $ 71,000   $698,000   $  775,000
  State.............................................     3,000    (24,000)      22,000
                                                      --------   --------   ----------
                                                        74,000    674,000      797,000
Deferred............................................   467,000    284,000      652,000
                                                      --------   --------   ----------
                                                      $541,000   $958,000   $1,449,000
                                                      ========   ========   ==========

     The components of the Company's deferred tax liability are as follows:

                                                                    JANUARY 31,
                                                              -----------------------
                                                                1996         1997
                                                              ---------   -----------
Deferred tax asset -- allowance for doubtful accounts.......  $ 123,000   $   536,000
Deferred tax liabilities:
  Conversion from accrual to cash method of accounting......   (667,000)   (1,660,000)
  Depreciation..............................................   (351,000)     (423,000)
                                                              ---------   -----------
  Deferred tax liability, net...............................  $(895,000)  $(1,547,000)
                                                              =========   ===========

                            MITCHAM INDUSTRIES, INC.

     The following is a reconciliation of expected to actual income tax expense:


                                                          YEARS ENDED JANUARY 31,
                                                      --------------------------------
                                                        1995       1996        1997
                                                      --------   --------   ----------
Federal income tax expense at 34%...................  $524,000   $913,000   $1,411,000
State income taxes and nondeductible expenses.......    17,000     45,000       38,000
                                                      --------   --------   ----------
                                                      $541,000   $958,000   $1,449,000
                                                      ========   ========   ==========


7. RELATED PARTY TRANSACTIONS

     The Company completed transactions with companies controlled by a shareholder of the Company or in which a shareholder of the Company has a substantial ownership interest. The following is a summary of transactions with these companies:

                                                            YEARS ENDED JANUARY 31,
                                                          ----------------------------
                                                           1995       1996      1997
                                                          -------   --------   -------
Office and warehouse rent expense.......................  $48,000   $ 32,000   $    --
Equipment lease expense and purchases...................   11,000     28,000        --
Seismic equipment sales.................................       --         --        --
Purchase of office and warehouse........................       --    325,000        --

8. SALES AND MAJOR CUSTOMERS

     The components of sales revenue are as follows:


                                                                         NINE MONTHS
                                  YEARS ENDED JANUARY 31,             ENDED OCTOBER 31,
                            ------------------------------------   ------------------------
                               1995         1996         1997         1996         1997
                            ----------   ----------   ----------   ----------   -----------
Sales -- seismic
  equipment...............  $2,860,000   $2,135,000   $2,809,000   $2,007,000   $ 3,424,000
Sales -- seismic equipment
  under lease purchase
  options.................          --           --    3,536,000           --    11,967,000
                            ----------   ----------   ----------   ----------   -----------
                            $2,860,000   $2,135,000   $6,345,000   $2,007,000   $15,391,000
                            ==========   ==========   ==========   ==========   ===========


     A summary of the Company's revenues from foreign customers by geographic region is as follows:

                                                         YEARS ENDED JANUARY 31,
                                                   ------------------------------------
                                                      1995         1996         1997
                                                   ----------   ----------   ----------
Canada...........................................  $  346,000   $1,022,000   $3,287,000
UK/Europe........................................     339,000      699,000    1,657,000
South America....................................          --      949,000    1,271,000
Asia.............................................     885,000      943,000      393,000
Other............................................     222,000      213,000      178,000
                                                   ----------   ----------   ----------
          Totals.................................  $1,792,000   $3,826,000   $6,786,000
                                                   ==========   ==========   ==========


     One customer represented 16% and 18% of the Company's total revenues for fiscal 1995 and 1996, respectively, and three customers represented 15%, 14% and 12%, respectively, of fiscal 1997 total revenues. Three customers represented 20%, 12% and 10%, respectively, of total revenues for the nine months ended October 31, 1997. No other customer exceeded 10% of revenues for fiscal 1995, 1996 and 1997 and the nine months ended October 31, 1997.

                            MITCHAM INDUSTRIES, INC.

9. CONCENTRATIONS OF CREDIT RISK


     As of January 31, 1996 and 1997 and October 31, 1997, amounts due from customers which exceeded 10% of accounts receivable amounted to an aggregate of $1.1 million from three customers, $1.7 million from two customers, and $7.4 million from three customers, respectively.



     One of the Company's significant customers filed for bankruptcy protection during December 1996. Revenues derived from this customer amounted to 15% of total revenues for the fiscal year ended January 31, 1997. As of that date, amounts due from this customer totaled approximately $1.2 million. As of January 31, 1997, the Company's allowance for doubtful accounts was $1.5 million, which amount was intended to fully reserve all amounts due from this customer and provide for any potential loss associated with the Company's remaining trade accounts receivable. For the nine months ended October 31, 1997, this customer represented approximately 7% of the Company's revenues. Through October 1997, the Company has received payments from this customer totaling $1.2 million, which represents final settlement on the amounts owed the Company representing post-bankruptcy petition claims of approximately $1.6 million. The Company expects to collect one-half of pre-bankruptcy petition claims, which are approximately $755,000 as of October 31, 1997. All of the approximately $750,000 that will not be collected from Grant has been written off. The Company's allowance for doubtful accounts balance at October 31, 1997 is $891,000.


     The Company maintains deposits with banks which exceed the Federal Deposit Insurance Corporation (FDIC) insured limit and has a money market account included in its cash balances which is not FDIC insured. Management believes the risk of loss in connection with these accounts is minimal.

10. SHAREHOLDERS' EQUITY


     The Company has 1,000,000 shares of preferred stock authorized, none of which are outstanding as of July 31, 1997. The preferred stock may be issued in multiple series with various terms, as authorized by the Company's Board of Directors. The Company has 20,000,000 shares of common stock authorized, of which 7,510,759 are issued and outstanding as of October 31, 1997. Warrants to acquire 892,750 shares of the Company's common stock at $3.50 per share issued in connection with the Company's 1995 initial public offering were exercised during fiscal 1997. During March 1997, the Company consummated a public offering of its common stock, as more fully discussed in Note 14, in which it sold to underwriters 2,875,000 shares of common stock.



     The Company issued warrants to various shareholders during fiscal 1995 to acquire 49,500 shares of the Company's common stock at $5.00 per share. The number of shares and exercise price of the warrants were adjusted to 63,953 and $3.87, respectively, during fiscal 1996 as a result of the anti-dilution provisions of the warrants. Of these warrants, 49,113 remained unexercised at October 31, 1997.



     In July 1995, the Company issued warrants to acquire 35,000 shares of its common stock to a public relations firm engaged by the Company. The warrants are exercisable at $3.50 per share for a period of five years from their issuance and 10,000 remain unexercised at October 31, 1997.



     In January 1995, the Company issued warrants to acquire 85,000 units (consisting of two shares of common stock and one warrant to purchase one share of common stock at $4.20 per share) at $7.97 per unit to underwriters in connection with the Company's initial public offering. The securities underlying these warrants, as well as the common stock underlying currently outstanding warrants, are subject to certain piggy-back registration rights. As of October 31, 1997, 5,000 of these warrants remained unexercised.



     In August 1996, in exchange for services, the Company issued warrants to its legal counsel to purchase 50,000 shares of its common stock for $6.43 per share, exercisable for a period of four years from issuance. Of this amount, warrants to acquire 40,000 shares are unexercised at October 31, 1997. In December 1996, in exchange for services, the Company issued warrants to its legal counsel to purchase 50,000 shares of its common stock at $9.28 per share, exercisable beginning December 14, 1997 for a period of four years from their issuance. In October 1997, in exchange for services, the Company issued warrants to its legal counsel to

                            MITCHAM INDUSTRIES, INC.

purchase 25,000 shares of its common stock for $28.12 per share, exercisable beginning October 28, 1998 for a period of four years from their issuance.



     Warrants to acquire 200,000 shares of the Company's common stock were issued to underwriters in connection with the Company's secondary offering in March 1997. The warrants are exercisable at $8.40 per share for a period of two years from their issuance and are unexercised at October 31, 1997.


11. COMMITMENTS AND CONTINGENCIES


     Equipment purchases -- On February 22, 1994, the Company executed an agreement with Input/Output, Inc. (I/O) under which I/O will notify the Company of any inquiries it receives to lease I/O's channel boxes and other peripheral equipment in North and South America and will allow the Company the opportunity to provide such leasing. In the event the Company and a prospective customer are unable to reach agreement on such leases in a 72-hour period, I/O shall have the right to offer the equipment for lease to the prospective customer. Effective June 1, 1996, the Company entered into an agreement with I/O to amend the terms of and extend the Exclusive Lease Referral Agreement through May 31, 2000. Under the I/O Agreement as amended, the Company must purchase an aggregate of $13.25 million of I/O equipment as follows: $3.0 million of I/O equipment between June 1 and November 30, 1996 (the "Renewal purchase"), with a minimum of $1.5 million to be purchased by August 31, 1996. Thereafter, from January 1, 1997 through May 31, 1997, the Company must purchase at least an aggregate of $1.25 million of I/O equipment. In each of the years from June 1, 1997 through May 31, 1997, June 1 through May 31, 1999 and June 1, 1999 through May 31, 2000, the Company must purchase at least an aggregate of $3.0 million of I/O equipment (of an aggregate additional $10.25 million after the $3.0 million Renewal Purchase is made). As of October 31, 1997, the Company believes it has fulfilled the terms of the agreement, including the minimum purchase commitments through such date.



     In September 1996, the Company entered into two agreements with the Sercel subsidiaries of Compagnie Generale de Geophysique ("Sercel"). One agreement, the Exclusive Equipment Lease Agreement provides that until December 31, 1999, the Company will be Sercel's short-term leasing representative throughout the world and that Sercel will refer to the Company all requests it receives from its customers to lease its 3-D data acquisition equipment and other field equipment. The second agreement, the Commercial Representation Agreement, provides that until September 19, 1999, subject to certain termination after September 19, 1998, the Company will be Sercel's exclusive sales agent in Canada. In connection with entering into this agreement, the Company established an office in Calgary, Alberta, Canada in November 1996. As of October 31, 1997, the Company believes it has fulfilled the terms of the agreement, including the minimum purchase commitments.


     These agreements are subject to termination under certain circumstances including, among others, non-payment of amounts due, insolvency of the Company, and the current President of the Company no longer being employed.

     Employment Agreement -- Effective January 15, 1997, the Company entered into an employment agreement with the Company's President for a term of five years, beginning January 15, 1997, which term is automatically extended for successive one-year periods unless either party gives written notice of termination at least 30 days prior to the end of the current term. The agreement provides for an annual salary of $150,000, subject to increase by the Board of Directors. It may be terminated prior to the end of the initial term or any extension thereof if the President dies; if it is determined that the President has become disabled; if the Board of Directors determines that the President has breached the employment agreement in any material respect, has appropriated a material business opportunity of the Company or has engaged in fraud or dishonesty with respect to the Company's business that is punishable by imprisonment. If the President's employment is terminated by the Company prior to the end of the initial five-year term other than for a reason enumerated

                            MITCHAM INDUSTRIES, INC.

above, the President will be entitled to payments equal to $450,000, payable ratably over the 24 months following such termination. For a period of two years after the termination of the agreement, the President is prohibited from engaging in any business activities that are competitive with the Company's business and from diverting any of the Company's customers to a competitor.

     Consulting agreements -- The Company has a contract with the father of the Company's President, to provide sales consulting services. The agreement calls for payments of $5,500 per month through April 1999, subject to earlier termination on the occurrence of certain events.

12. STOCK OPTION PLANS


     The Company has a stock option plan under which options to purchase a maximum of 400,000 shares of common stock may be issued to officers, employee directors, key employees and consultants of the Company. The stock option plan provides both for the grant of options intended to qualify as "incentive stock options" under the Internal Revenue Code of 1986, as amended (the Code), as well as options that do not so qualify.



     Activity in the 1994 Stock Option Plan and Director Plan (as defined below), for the years ended January 31, 1995, 1996 and 1997 and the nine months ended October 31, 1997 was as follows:



                                                                           WEIGHTED
                                                                            AVERAGE
                                                                           EXERCISE
                                                              NUMBER OF      PRICE
                                                               SHARES      PER SHARE
                                                              ---------    ---------
Outstanding, January 31, 1994...............................        --      $   --
  Exercised.................................................        --          --
  Granted...................................................   183,250        5.00
  Expired...................................................        --          --
                                                               -------      ------
Outstanding, January 31, 1995...............................   183,250        5.00
  Exercised.................................................        --          --
  Granted...................................................    68,000        3.27
  Expired...................................................        --          --
                                                               -------      ------
Outstanding, January 31, 1996...............................   251,250        4.54
  Exercised.................................................        --          --
  Granted...................................................    43,500        5.87
  Expired...................................................    (1,000)         --
                                                               -------      ------
Outstanding, January 31, 1997...............................   293,750        4.73
  Exercised.................................................   (89,120)       4.68
  Granted...................................................    67,750       21.52
  Expired...................................................      (500)       3.29
                                                               -------      ------
Outstanding, October 31, 1997...............................   271,880      $ 8.91
                                                               =======      ======



     As of October 31, 1997, options to acquire 204,130 shares of the Company's common stock were fully vested and exercisable at a weighted average exercise price of $4.73 per share. The remaining options which have a weighted average exercise price of $21.52 per share, will vest in fiscal 1999.



     If not previously exercised, options outstanding at October 31, 1997, will expire as follows: 39,880 options expire on May 9, 1999; 9,000 options expire on August 14, 2001; 67,250 options expire on May 9, 2004; 1,000 options expire on March 16, 2005; 2,000 options expire on June 8, 2005; 51,000 options expire on

                            MITCHAM INDUSTRIES, INC.

December 4, 2005; 3,000 options expire on June 12, 2006; 31,000 options expire on August 14, 2006; 3,000 options expire on June 11, 2007; and 64,750 expire on October 3, 2007.



     With respect to incentive stock options, no option may be granted more than ten years after the effective date of the stock option plan or exercised more than ten years after the date of grant (five years if the optionee owns more than 10% of the common stock of the Company at the date of grant). Additionally, with regard to incentive stock options, the exercise price of the option may not be less than 100% of the fair market value of the common stock at the date of grant (110% if the optionee owns more than 10% of the common stock of the Company). Subject to certain limited exceptions, options may not be exercised unless, at the time of exercise, the optionee is in the service of the Company. As of October 31, 1997, options to purchase an aggregate of 262,880 shares of common stock are issued and outstanding under the 1994 Stock Option Plan, 107,130 of which are exercisable at a price of $5.00 per share, 51,000 of which are exercisable at $3.29 per share, 39,000 of which are exercisable at $5.75 per share, 1,000 of which are exercisable at $6.00 per share and 64,750 of which are exercisable at $22.00 per share.



     The Company has a non-employee director stock option plan (the Director
Plan) which provides for the grant of options that do not qualify as "incentive stock options" under the Code. Options granted under the Director Plan must have an exercise price at least equal to the fair market value of the Company's common stock on the date of grant. Pursuant to the Director Plan, options to purchase 1,000 shares of common stock are granted to each non-employee director upon his election to the Board and every year thereafter so long as he is re-elected to the Board of Directors. Options granted under the Director Plan are fully vested one year after their grant and expire ten years after the date of the grant. As of October 31, 1997 options to purchase an aggregate of 9,000 shares of common stock are issued and outstanding under the Director Plan, 1,000 of which are exercisable at $2.88 per share, 2,000 of which are exercisable at $3.13 per share, 3,000 of which are exercisable at $5.75 per share and 3,000 of which are exercisable at $11.13 per share.


     The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation expense for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, consistent with the method of SFAS No. 123, the Company's net income and income per common share would have been decreased to the pro forma amounts indicated below:


                                                              YEARS ENDED JANUARY 31,
                                                              ------------------------
                                                                 1996          1997
                                                              ----------    ----------
Net income
  As reported...............................................  $1,713,000    $2,702,000
  Pro forma.................................................   1,657,000     2,443,000
Net income per common share (primary)
  As reported...............................................  $      .52    $      .60
  Pro forma.................................................         .50           .54


     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions; risk free rates of 5.4% to 7%; volatility of 48.4%; no assumed dividend yield; and expected lives of five to ten years.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of trade receivables and payables and notes payable to banks. The Company believes the carrying value of these financial instruments approximate their estimated fair value.

                            MITCHAM INDUSTRIES, INC.

14. PUBLIC OFFERINGS OF COMMON STOCK


     During March 1997, the Company completed a public offering of a total of 3,450,00 shares of its common stock, of which 2,875,000 shares were sold by the Company and 575,000 shares were sold by the selling shareholders. The net proceeds to the Company from the offering (after deducting underwriting discounts and commissions and estimated expenses of the offering) were approximately $18.2 million.



     The Company has filed a registration statement with the Securities and Exchange Commission for an offering of 1,850,000 shares of its common stock, of which 1,800,000 shares are being sold by the Company and 50,000 shares are being sold by selling shareholders. The Company has granted an option to the underwriters to purchase up to 277,500 shares on the same terms to satisfy over-allotments in the sale of the 1,850,000 shares.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS


                                           PAGE
                                           ----
Prospectus Summary.......................    3
Risk Factors.............................    7
Use of Proceeds..........................   10
Price Range of Common Stock..............   10
Dividend Policy..........................   10
Capitalization...........................   11
Selected Consolidated Financial Data.....   12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................   13
Business.................................   17
Management...............................   25
Certain Transactions and Relationships...   26
Principal and Selling Shareholders.......   27
Description of Capital Stock and Other
  Securities.............................   29
Underwriting.............................   32
Legal Matters............................   33
Experts..................................   33
Available Information....................   33
Incorporation of Certain Documents by
  Reference..............................   34
Index to Financial Statements............  F-1


                                1,850,000 SHARES

                        [MITCHAM INDUSTRIES, INC. LOGO]

                                  COMMON STOCK


                                   PROSPECTUS


                           JEFFERIES & COMPANY, INC.

                         RAUSCHER PIERCE REFSNES, INC.

                              GAINES, BERLAND INC.


                                             , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses payable by the Company in connection with the issuance and distribution of the shares of Common Stock registered hereby, other than underwriting discounts and commissions. All amounts shown are estimates, except the Commission and NASD filing fees.


Securities and Exchange Commission filing fee...............  $ 19,583
NASD filing fee.............................................     2,128
Printing expenses...........................................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Blue Sky fees and expenses..................................     *
Transfer Agent fees.........................................     *
Miscellaneous expenses......................................     *
                                                              --------
          TOTAL.............................................  $300,000
                                                              ========


---------------

* To be added by amendment

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Nine of the Company's Amended and Restated Articles of Incorporation (the "Articles") eliminates or limits the personal liability of directors for damages for an act or omission in the director's capacity as a director, except for (i) a breach of a director's duty of loyalty to the Company or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the Company or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the directors' office; or (iv) an act or omission for which the liability of a director is expressly provided for by an applicable statute.

     Article Eleven of the Articles makes mandatory the indemnification of directors permitted under Section B of Article 2.02-1 of the Texas Business Corporation Act ("TBCA") and permits the Company to advance the reasonable expenses of a director upon compliance with the requirements of Sections K and L thereof.

     Article 2.02-1 of the TBCA provides as follows:

     A. In this article:

          (1) "Corporation" includes any domestic or foreign predecessor entity of the corporation in a merger, consolidation, or other transaction in which the liabilities of the predecessor are transferred to the corporation by operation of law and in any other transaction in which the corporation assumes the liabilities of the predecessor but does not specifically exclude liabilities that are the subject matter of this article.

          (2) "Director" means any person who is or was a director of the corporation and any person who, while a director of the corporation, is or was serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise.

          (3) "Expenses" include court costs and attorneys' fees.

          (4) "Official capacity" means

             (a) when used with respect to a director, the office of director in the corporation, and

             (b) when used with respect to a person other than a director, the elective or appointive office in the corporation held by the officer or the employment or agency relationship undertaken by the employee or agent in behalf of the corporation, but

             (c) in both Paragraphs (a) and (b) does not include service for any other foreign or domestic corporation or any partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise.

          (5) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding.

     B. A corporation may indemnify a person who was, is or is threatened to be a made a named defendant or respondent in a proceeding because the person is or was a director only if it is determined in accordance with Section F of this article that the person:

          (1) conducted himself in good faith;

          (2) reasonably believed:

             (a) in the case of conduct in his official capacity as a director of the corporation, that his conduct was in the corporation's best interests; and

             (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests; and

          (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

     C. Except to the extent permitted by Section E of this article, a director may not be indemnified under Section B of this article in respect of a proceeding:

          (1) in which the person is found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity; or

          (2) in which the person is found liable to the corporation.

     D. The termination of a proceeding by judgment, order, settlement, or conviction, or on a plea of nolo contendere or its equivalent is not of itself determinative that the person did not meet the requirements set forth in Section B of this article. A person shall be deemed to have been found liable in respect of any claim, issue or matter only after the person shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom.

     E. A person may be indemnified under Section B of this article against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person in connection with the proceeding; but if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification (1) is limited to reasonable expenses actually incurred by the person in connection with the proceeding and (2) shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation.

     F. A determination of indemnification under Section B of this article must be made:

          (1) by a majority vote of a quorum consisting of directors who at the time of the vote are not named defendants or respondents in the proceeding;

          (2) if such a quorum cannot be obtained, by a majority vote of a committee or the board of directors, designated to act in the matter by a majority vote of all directors, consisting solely of two or more directors who at the time of the vote are not named defendants or respondents in the proceeding;

          (3) by special legal counsel selected by the board of directors of a committee of the board by vote as set forth in Subsection (1) or (2) of this section, or if such a quorum cannot be obtained and such a committee cannot be established, by a majority vote of all directors; or

          (4) by the shareholders in a vote that excludes the shares held by directors who are named defendants or respondents in the proceeding.

     G. Authorization of indemnification and determination as to reasonableness of expenses must be made in the same manner as the determination that indemnification is permissible, except that if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses must be made in the manner specified by Subsection (3) of Section F of this article for the selection of special legal counsel. A provision obtained in the articles of incorporation, the bylaws, a resolution of shareholders or directors, or an agreement that makes mandatory the indemnification permitted under Section B of this article shall be deemed to constitute authorization of indemnification in the manner required by this section even though such provision may not have been adopted or authorized in the same manner as the determination that indemnification is permissible.

     H. A corporation shall indemnify a director against reasonable expenses incurred by him in connection with a proceeding in which he is a named defendant or respondent because he is or was a director if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding.

     I. If, in a suit for the indemnification required by Section H of this article, a court of competent jurisdiction determines that the director is entitled to indemnification under that section, that court shall order indemnification and shall award to the director the expenses incurred in securing the indemnification.

     J. If, upon application of a director, a court of competent jurisdiction determines, after giving any notice the court considers necessary, that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he has met the requirements set forth in Section B of this article or has been adjudged liable in the circumstances described by Section C of this article, the court may order the indemnification that the court determines is proper and equitable; but if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification shall be limited to reasonable expenses actually incurred by the person in connection with the proceeding.

     K. Reasonable expenses incurred by a director who was, is, or is threatened to be made a named defendant or respondent in a proceeding may be paid or reimbursed by the corporation, in advance of the final disposition of the proceeding and without any of the determinations specified in Sections F and G of this article, after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under this article and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or if it is ultimately determined that indemnification of the director against expenses incurred by him in connection with that proceeding is prohibited by Section E of this article. A provision contained in the articles of incorporation, the bylaws, a resolution of shareholders or directors, or an agreement that makes mandatory the payment or reimbursement permitted under this section shall be deemed to constitute authorization of that payment or reimbursement.

     L. The written undertaking required by Section K of this article must be an unlimited general obligation of the director but need not be secured. It may be accepted without reference to financial ability to make repayment.

     M. A provision for a corporation to indemnify or to advance expenses to a director who was, is or is threatened to be made a named defendant or respondent in a proceeding, whether contained in the articles of incorporation, the bylaws, a resolution of shareholders or directors, an agreement, or otherwise, except in accordance with Section R of this article, is valid only to the extent it is consistent with this article as limited by the articles of incorporation, if such a limitation exists.

     N. Notwithstanding any other provision of this article, a corporation may pay or reimburse expenses incurred by a director in connection with his appearance as a witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

     O. An officer of the corporation shall be indemnified as, and to the same extent, provided by Sections H, I, and J of this article for a director and is entitled to seek indemnification under those sections to the same extent as a director. A corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent that it may indemnify and advance expenses to directors under this article.

     P. A corporation may indemnify and advance expenses to persons who are or were not officers, employees, or agents of the corporation but who are or were serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise to the same extent that it may indemnify and advance expenses to directors under this article.

     Q. A corporation may indemnify and advance expenses to an officer, employee, agent, or person identified in Section P of this article and who is not a director such further extent, consistent with law, as may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract or as permitted or required by common law.

     R. A corporation may purchase and maintain insurance or another arrangement on behalf of any person who is or was a director, officer, employee, or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person, whether or not the corporation would have the power to indemnify him against that liability under this article. If the insurance or other arrangement is with a person or entity that is not regularly engaged in the business of providing insurance coverage, the insurance or arrangement may provide for payment of a liability with respect to which the corporation would not have the power to indemnify the person only if including coverage for the additional liability has been approved by the shareholders of the corporation. Without limiting the power of the corporation to procure or maintain any kind of insurance or other arrangement, a corporation may, for the benefit of persons indemnified by the corporation, (1) create a trust fund; (2) establish any form of self-insurance; (3) secure its indemnity obligation by grant of a security interest or other lien on the assets of the corporation; or (4) establish a letter of credit, guaranty, or surety arrangement. The insurance or other arrangement may be procured, maintained, or established within the corporation or with any insurer or other person deemed appropriate by the board of directors regardless of whether all or part of the stock or other securities of the insurer or other person are owned in whole or part by the corporation. In the absence of fraud, the judgment of the board of directors as to the terms and conditions of the insurance or other arrangement and the identity of the insurer or other person participating in an arrangement shall be conclusive and the insurance or arrangement shall not be voidable and shall not subject the directors approving the insurance or arrangement to liability, on any ground, regardless of whether directors participating in the approval are beneficiaries of the insurance or arrangement.

     S. Any indemnification of or advance of expenses to a director in accordance with this article shall be reported in writing to the shareholders with or before the notice or waiver of notice of the next shareholders' meeting or with or before the next submission to shareholders of a consent to action without a meeting pursuant to Section A, Article 9.10, of this Act and, in any case, within the 12-month period immediately following the date of the indemnification or advance.

     T. For purposes of this article, the corporation is deemed to have requested a director to serve an employee benefit plan whenever the performance by him of his duties to the corporation also imposes duties on or otherwise involves services by him to the plan or participants or beneficiaries of the plan. Excise taxes assessed on a director with respect to an employee benefit plan pursuant to applicable law are deemed fines.

Action taken or omitted by him with respect to an employee benefit plan in the performance of his duties for a purpose reasonably believed by him to be in the interest of the participants and beneficiaries of the plan is deemed to be for a purpose which is not opposed to the best interests of the corporation.

     U. The articles of incorporation of a corporation may restrict the circumstances under which the corporation is required or permitted to indemnify a person under Section H, I, J, O, P, or Q of this article.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits


      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
           1+            -- Form of Underwriting Agreement
           3.1           -- Amended and Restated Articles of Incorporation of Mitcham
                            Industries, Inc.(1) (Exhibit 3.1)
           3.2           -- Amended and Restated Bylaws of Mitcham Industries,
                            Inc.(1) (Exhibit 3.2)
           4.1           -- Copy of specimen stock certificate evidencing Common
                            Stock of Mitcham Industries, Inc.(2) (Exhibit 4.1)
           5+            -- Opinion of Norton, Jacobs, Kuhn & McTopy, L.L.P. as to
                            the legality of the securities being registered
          10.1**         -- Amendment No. 1 to the Commercial Representation
                            Agreement between Mitcham Canada, Ltd. and Georex, Inc.
          10.2**         -- Exclusive Lease Representative and Distributor Agreement
                            between Mitcham Industries, Inc. and StrucTec Systems,
                            L.L.C.
          21**           -- Subsidiaries of the Company (Exhibit 11)
          23.1*          -- Consent of Hein + Associates LLP
          23.2+          -- Consent of Norton, Jacobs, Kuhn & McTopy, L.L.P.
                            (included in Exhibit 5).
          24**           -- Power of Attorney


---------------

 *  Filed herewith


**  Previously filed


 +  To be filed by amendment

(1) Incorporated by reference to the indicated exhibit number of the Registrant's Registration Statement on Form SB-2 (File No. 33-81164-D), filed with the SEC on July 5, 1994.

(2) Incorporated by reference to the indicated exhibit number of the Registrant's Amendment No. 2 to the Registration Statement on Form SB-2, filed with the SEC on November 9, 1994.

     (b) Financial Statement Schedules

                          SCHEDULE                                     DESCRIPTION
                          --------                                     -----------
Schedule II, including Independent Auditor's Report on          Statement of Valuation and
  Financial Statement Schedule                                  Qualifying Accounts

ITEM 17. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or

     497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefits plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be in a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly authorized this Amendment No. 1 to be signed on its behalf by the undersigned, thereto duly authorized in the City of Huntsville, State of Texas, on November 25, 1997.


                                            MITCHAM INDUSTRIES, INC.

                                            By:  /s/ BILLY F. MITCHAM, JR.
                                              ----------------------------------
                                                    Billy F. Mitcham, Jr.,
                                               Chairman of the Board, President
                                                 and Chief Executive Officer


     In accordance with the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 has been signed by the following persons in the capacities indicated on November 25, 1997.



                      SIGNATURE                                        TITLE/CAPACITY
                      ---------                                        --------------
              /s/ BILLY F. MITCHAM, JR.                Chairman of the Board, President and Chief
-----------------------------------------------------    Executive Officer
                Billy F. Mitcham, Jr.

                /s/ PAUL C. MITCHAM*                   Vice President -- Operations and Director
-----------------------------------------------------
                   Paul C. Mitcham

                  /s/ ROBERTO RIOS                     Vice President -- Finance, Secretary,
-----------------------------------------------------    Treasurer and Director
                    Roberto Rios

              /s/ WILLIAM J. SHEPPARD*                 Vice President -- International Operations and
-----------------------------------------------------    Director
                 William J. Sheppard

                /s/ JOHN F. SCHWALBE*                  Director
-----------------------------------------------------
                  John F. Schwalbe

               /s/ RANDAL DEAN LEWIS*                  Director
-----------------------------------------------------
                  Randal Dean Lewis

                /s/ GORDON M. GREVE*                   Director
-----------------------------------------------------
                   Gordon M. Greve

           *By: /s/ BILLY F. MITCHAM, JR.
  -------------------------------------------------
               Billy F. Mitcham, Jr.,
                  Attorney-in-Fact

                          INDEPENDENT AUDITOR'S REPORT
                        ON FINANCIAL STATEMENT SCHEDULE


To the Board of Directors and Shareholders

Mitcham Industries, Inc.
Huntsville, Texas


     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Mitcham Industries, Inc. and Subsidiary included in this Registration Statement and have issued our report thereon dated March 12, 1997. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial statement schedule listed in Item 16(b) herein (Schedule II -- Valuation and Qualifying Accounts) is the responsibility of the Company's management and is presented for purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The financial statement schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects with the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



/s/ HEIN + ASSOCIATES LLP



Hein + Associates LLP



Houston, Texas

March 12, 1997

                                  SCHEDULE II

                            MITCHAM INDUSTRIES, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

             COL. A                      COL. B                COL. C(1)            COL. D            COL E
---------------------------------  -------------------   ---------------------   -------------    -------------
                                       BALANCE AT        ADDITIONS CHARGED TO    DEDUCTIONS --     BALANCE AT
           DESCRIPTION             BEGINNING OF PERIOD    COSTS AND EXPENSES       DESCRIBE       END OF PERIOD
           -----------             -------------------   ---------------------   -------------    -------------

January 31, 1995
  Allowance for doubtful
  accounts.......................       $ 93,000              $    35,000          $ 38,000(A)     $   90,000
January 31, 1996
  Allowance for doubtful
  accounts.......................       $ 90,000              $   627,000          $370,000(A)     $  347,000
January 31, 1997
  Allowance for doubtful
  accounts.......................       $347,000              $ 1,346,000          $193,000(A)     $1,500,000

---------------

(A) Represents recoveries and uncollectible accounts written off.

Column C(2) has been omitted, as all answers would be "none."

                               INDEX TO EXHIBITS


      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
           1+            -- Form of Underwriting Agreement
           3.1           -- Amended and Restated Articles of Incorporation of Mitcham
                            Industries, Inc.(1) (Exhibit 3.1)
           3.2           -- Amended and Restated Bylaws of Mitcham Industries,
                            Inc.(1) (Exhibit 3.2)
           4.1           -- Copy of specimen stock certificate evidencing Common
                            Stock of Mitcham Industries, Inc.(2) (Exhibit 4.1)
           5+            -- Opinion of Norton, Jacobs, Kuhn & McTopy, L.L.P. as to
                            the legality of the securities being registered
          10.1**         -- Amendment No. 1 to the Commercial Representation
                            Agreement between Mitcham Canada, Ltd. and Georex, Inc.
          10.2**         -- Exclusive Lease Representative and Distributor Agreement
                            between Mitcham Industries, Inc. and StrucTec Systems,
                            L.L.C.
          21**           -- Subsidiaries of the Company (Exhibit 11)
          23.1*          -- Consent of Hein + Associates LLP
          23.2+          -- Consent of Norton, Jacobs, Kuhn & McTopy, L.L.P.
                            (included in Exhibit 5).
          24**           -- Power of Attorney


---------------

 *  Filed herewith


**  Previously filed


 +  To be filed by amendment

(1) Incorporated by reference to the indicated exhibit number of the Registrant's Registration Statement on Form SB-2 (File No. 33-81164-D), filed with the SEC on July 5, 1994.

(2) Incorporated by reference to the indicated exhibit number of the Registrant's Amendment No. 2 to the Registration Statement on Form SB-2, filed with the SEC on November 9, 1994.